Exhibit 99.2
SHAREHOLDERS’ QUARTERLY REPORT
For the nine months ended September 30, 2005
November 3, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
November 3, 2005
Basis of Presentation
The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.
This Management’s Discussion and Analysis of Results of Operations and Financial Position (MD&A) describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This MD&A should be read in conjunction with Extendicare’s unaudited interim consolidated financial statements for the nine months ended September 30, 2005, and the notes thereto, together with the MD&A and audited consolidated financial statements and accompanying notes found in the Company’s 2004 Annual Report. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated.
Executive Overview
Extendicare Inc. is a major provider of long-term care and related services in North America, and through its subsidiaries, operates 442 nursing and assisted living facilities in the United States and Canada, with capacity for 34,725 residents. The Company employs 38,100 people in 19 states and four provinces in North America.
The Company’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operates nursing and assisted living facilities in the United States. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.
The Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operates nursing and retirement centres in Canada, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care (ParaMed) division.
At September 30, 2005, Extendicare, through its subsidiaries, operated 442 facilities with capacity for 34,725 residents (December 31, 2004 – 263 facilities with capacity for 27,615 residents; September 30, 2004 – 266 facilities with capacity for 27,713 residents). The total number of facilities operated has increased since the end of 2004 by 179, of which 177 were acquired through the January 31, 2005, purchase of Assisted Living Concepts, Inc. (ALC), representing 6,838 assisted living units in 14 states. The remaining net change of two facilities was as a result of: the opening of a 60-bed assisted living facility in Wisconsin in April 2005, and a 30-unit assisted living facility in Ohio in August 2005; the June 2005 acquisition of a 127-bed nursing home in Kentucky; and the closure of a nursing home in Indiana upon completion of the consolidation of two adjacent homes in the area.
The Company has a significant presence (more than 10% of its resident capacity) in each of two states in the U.S. – Ohio and Pennsylvania – as well as in the Province of Ontario, Canada. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for the nine months ended September 30, 2005, was 92.7% compared to 93.0% in the same prior year period, and 93.2% for the year ended December 31, 2004.
Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans, and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services are a risk the Company faces. The Company also operates in a heavily regulated industry, subject to the scrutiny of federal and state/provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.

Extendicare Inc. September 2005	1

The Company’s primary focus remains its core skilled nursing facility operations, while continuing to grow its complementary long-term care services. The Company’s goal is to build upon its reputation as a leading provider of a full range of long-term care services in its communities by emphasizing quality care for patients and by clustering several long-term care facilities together within the geographic areas served.
The Company’s key business goals are to: provide quality, clinically-based services; strengthen both Medicare and total average daily census; increase market share of Canadian home health care operations; improve operating cash flow; actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities; expand non-government based revenue sources, thereby decreasing the level of risk and reliance on government funding; diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services; increase operating efficiency; and manage resident care liability claim settlements.
The following table provides same-facility average daily census (ADC) for Medicare patients, and total residents served in EHSI’s nursing homes for the last eight quarters.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2005	2004	2005	2004	2005	2004	2004	2003

Medicare ADC	2,400	2,151	2,411	2,065	2,210	2,046	2,111	1,944
Total ADC	12,628	12,281	12,487	12,324	12,467	12,450	12,500	12,579

In the United States, EHSI’s total and Medicare average daily census for the nine months ended September 30, 2005, continued to exceed comparable figures of 2004. Nursing home ADC on a same-facility basis was 12,527 in the first nine months of 2005 compared to 12,352 in the first nine months of 2004, and 12,389 for the year ended 2004. Same-facility nursing home ADC increased to 12,467 in the 2005 third quarter compared to 12,450 in the 2004 third quarter, and was relatively unchanged from 12,487 in the 2005 second quarter.
In EHSI’s nursing facilities, Medicare ADC on a same-facility basis remained above the 2004 levels, and was 2,340 in the first nine months of 2005 compared to 2,087 in the first nine months of 2004, and 2,093 for the year ended 2004. For the 2005 third quarter, Medicare ADC was 2,210 compared to 2,046 in the 2004 third quarter. However, in comparison to the 2005 second quarter, Medicare ADC for the 2005 third quarter declined by 201. Medicare admissions usually begin to decline in the second quarter and are generally at their lowest in the summer months, as there tends to be fewer elective surgeries performed, which affects admissions of our short-term stay patients. However, as was indicated in previous reports, the decline in EHSI’s Medicare ADC occurred in the latter part of the 2005 second quarter, and thus the decline was not apparent when comparing the average for the second quarter to the 2005 first quarter.
As noted in previous reports, EHSI has implemented consistent admission practices, has certified all of its nursing facility beds under the Medicare program and implemented routines that commit senior management to focus on census. All of these initiatives have driven the improved Medicare census results for 2004 and 2005.
For further details on the significant transactions occurring in 2005, refer to “Significant Developments in 2005”, and for an analysis of the Company’s financial results, refer to the discussions under “2005 Third Quarter Results”.
Critical Accounting Policies and Estimates
Readers should refer to the MD&A of the Company’s 2004 Annual Report for a full discussion of the Company’s critical accounting policies. The disclosures in such report have not materially changed since that report was filed; however, to the extent there have been changes in accounting policies or management’s estimates, they are discussed below under “Significant Developments in 2005” and under “New Accounting Policies”. Management considers an understanding of the Company’s accounting policies to be essential to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There are risks relating to the accounting policies applied to: revenue recognition and the valuation of accounts receivable; the valuation of assets and determination of asset impairment; the measurement of acquired assets and assumed liabilities in business combinations; the accrual for self-insured liabilities; and the accounting for future tax assets and liabilities.

Extendicare Inc. September 2005	2

Significant Developments in 2005
Update of U.S. Legislative Actions Affecting Revenue

The majority of the Company’s operations are in the United States where 74.0% of its revenue for the first nine months of 2005 was earned. EHSI receives payment for its services and products from the federal program (Medicare) and state medical assistance programs (Medicaid), as well as from private payors. The private-pay classification includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.
The following table sets forth EHSI’s percentage of nursing and assisted living facility revenue from continuing operations for each of its Medicare, private/other, and Medicaid payor sources, excluding prior period revenue settlement adjustments.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2005	2004	2005	2004	2005	2004	2004	2003

Medicare	30.7%	32.2%	28.9%	31.3%	26.8%	30.3%	31.8%	29.8%
Private/other	24.8	21.2	27.7	21.1	28.0	20.8	19.6	21.5
Medicaid	44.5	46.6	43.4	47.6	45.2	48.9	48.6	48.7

The increase in the proportion of private/other revenue in 2005 compared to 2004 is primarily due to the January 31, 2005 acquisition of ALC.
Medicare Funding
The long-term care industry is currently receiving Medicare funding enhancements referred to as “RUGs Refinements”, which are a 20% add-on to rates for 15 Resource Utilization Groups, or RUGs. The 20% add-ons from three RUGs categories were later redistributed to 14 rehabilitation categories at an add-on rate of 6.7% each. In July 2004 the Centers for Medicare and Medicaid Services (CMS) announced that the RUGs Refinements would extend only until September 30, 2005. U.S. Congress enacted legislation directing CMS to conduct a study on the RUGs classification system and report its recommendations prior to the implementation of changes to the RUGs Refinements whereby all or part of the funding enhancements would have been discontinued. In May 2005 CMS published a proposed rule whereby the current funding enhancements for the RUGs Refinements would be extended to, but expire on, December 31, 2005. In addition, CMS has proposed expansion of the RUGs classifications from 44 to 53. The proposed expansion of nine RUGs classifications is intended to reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. CMS also proposed increases in the nursing and therapy components of the case mix index for all 53 RUGs rates. The proposals were subject to a consultation period which ended in July 2005. On July 29, 2005, CMS announced the final regulation to implement the RUGs classification changes and new payment rates effective January 1, 2006. CMS also announced a 3.1% market basket increase that took effect October 1, 2005. EHSI has conducted a limited review of these proposals, and will continue to evaluate the final regulation to determine its impact. EHSI estimates, based on its preliminary review, and using its Medicare case mix and census for the first nine months of 2005, that the RUGs Refinements to take effect January 1, 2006, net of the October 1, 2005, market basket increase, would result in a net reduction in its current average Medicare per diems of approximately US$10.00, resulting in lower annual revenue of approximately $10.1 million (US$8.3 million). These estimates are based upon a number of assumptions and estimates may vary from the actual impact of the final regulation.
Effective July 1, 2005, the State of Ohio no longer reimburses operators for uncollected Part A claims pertaining to dually eligible residents and thereby has shifted the responsibility to CMS for the funding of such losses. This shift in responsibility will result in a larger reimbursement loss to EHSI, should CMS proceed with its phase-in plan to reduce the level of reimbursement of uncollected Part A co-insurance as discussed below.
In February 2003 CMS announced a plan to reduce its level of reimbursement for uncollectible Part A co-insurance. CMS did not implement the rule change as planned on October 1, 2003. Early indications were that CMS was considering implementation of the plan on October 1, 2005, however, no announcement has been made. Under current law, skilled nursing facilities are reimbursed 100% for bad debts incurred. The plan is to reduce the reimbursement levels from the current 100% to: 90% beginning October 1, 2005; 80% beginning October 2006; and 70% beginning October 2007. This is consistent with the reimbursement policy applicable to hospitals. EHSI estimates that should this occur, the negative impact on pre-tax earnings would be: $0.5 million (US$0.4 million) in 2005; $2.6 million (US$2.1 million) in 2006; $4.5 million (US$3.7 million) in 2007; and $6.0 million (US$4.9 million) in 2008. There can be no assurance that the proposed plan or revisions to the plan will not be implemented, and if implemented may not have a significant impact on EHSI’s reimbursement of Medicare revenue.

Extendicare Inc. September 2005	3

In December 2003, pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, a moratorium was re-instated on payment caps for outpatient Part B therapy services for a two-year period that expires in December 2005. The impact of payment caps cannot be reasonably estimated based on the information available to the Company at this time, however, such a cap would reduce therapy revenues.
Medicaid Rates

EHSI is receiving new Medicaid rates effective July 1, 2005, in seven of the 11 states where it operates nursing facilities. EHSI did not receive an increase in rates in Ohio and Wisconsin, and the weighted average increase received by EHSI for the remaining states was 1.4%, exclusive of changes in Case Mix indices and other controllable factors. As a result, EHSI’s margins for the 2005 third quarter were negatively impacted by these increases, as they are less than the rate of inflation.
Several states in which EHSI operates have received approval from CMS for plan amendments and waivers, which increase the level of federal funding for the states’ Medicaid programs, and provide nursing facilities with revenue rate increases to offset new or increased provider taxes.
In January 2005 the States of Pennsylvania and Washington received approval from CMS for their submitted state plan amendments and waivers. The Washington plan had no impact on earnings. In March 2005 the State of Pennsylvania officially approved and committed to its state plan amendment and waiver. The Pennsylvania plan covers a four-year period from July 1, 2003 to June 30, 2007, and the rates for the first two fiscal years have been announced. As a result, in the 2005 first quarter, EHSI recognized incremental revenue of $20.2 million (US$16.5 million) and provider tax expense of $16.4 million (US$13.3 million) relating to the period from July 1, 2003 to December 31, 2004. In addition, the 2005 first quarter results included current period revenue of $3.1 million (US$2.5 million) and additional provider tax expense of $2.7 million (US$2.2 million) relating to the approved plan.
In May 2005 the State of Indiana announced that it had received approval from CMS of its state plan amendment and waiver, which increased federal funding for the Medicaid program retroactively to July 1, 2003. As a result, this provided EHSI with 21 months of additional revenue of $16.3 million (US$13.1 million) and earnings before income taxes of $6.9 million (US$5.6 million), retroactive to July 1, 2003, in the 2005 second quarter. In addition, the 2005 second quarter results included current period revenue of $2.7 million (US$2.2 million) and additional provider tax expense of $1.6 million (US$1.3 million) relating to the approved plan. In the third quarter of 2005, the final revenue rates were released by the State, and as a result incremental revenues pertaining to the state plan amendment of $2.8 million (US$2.3 million) were recorded pertaining to the period July 1, 2003 to June 30, 2005.
Update of Canadian Legislative Actions Affecting Revenue
In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services.
Ontario Property Tax Funding
In 2004 the Ontario government reduced the funding to long-term care providers for property taxes from 90% to 80%. The issues surrounding this resulted from the influx of 20,000 new long-term care beds in Ontario, which has put a strain on the government’s allocated pool of funds. The reduction in funding for 2004, from 90% to 80%, lowered ECI’s revenue for 2004 by $0.8 million. In the 2005 first quarter, ECI received a pick up of $0.4 million in property tax funding for the 2004 calendar year as a result of the government’s year-end balancing of its available pool of funds, which differed due to the timing of the opening of new homes. Property tax funding levels for 2005 remain at the 80% level. However, there can be no assurance that funding will not be reduced in the future. Extendicare is working with its partners in the long-term care industry to ensure the government understands the serious nature of this issue.
Ontario Long-term Care Funding
In May 2004, as part of its 2004 Budget, the Ontario government announced plans to invest additional funding to improve Ontario’s long-term care facilities and home care program over the next four years. The 2004 Budget called for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in long-term care homes by hiring 2,000 new staff (600 of which are to be nurses), additional training of front-line staff to provide more personal care, and the establishing of a new independent advocate for seniors in long-term care homes who will oversee inspections and compliance. Funding from this announcement was phased in on October 1, 2004 and on April 1, 2005. Based on the 4,981 owned or leased long-term care beds that ECI operates in Ontario, ECI estimates that the funding increases represent additional annual revenue of approximately $6.6 million beginning October 1, 2004, rising to $8.0 million on April 1, 2005.

Extendicare Inc. September 2005	4

In July 2005, the government announced a further funding commitment of $27.6 million to increase base funding for long-term care homes, retroactive to April 1, 2005, which the Company began recognizing in the 2005 third quarter. This further increase provides additional support to the goal of hiring 2,000 new staff and to implement new enhanced care requirements in Ontario. ECI estimates that based on the 4,981 long-term care beds it operates in Ontario, this additional funding will provide annual revenue of approximately $1.8 million to cover the costs of enhanced resident care.
Most of the above additional funding is directed towards the flow-through envelopes, specifically the nursing and personal care envelope (nursing envelope) and the program and support services envelope (program envelope), in which funding is tied to resident care costs and would not increase earnings. Of the approximately $9.8 million annual funding increase to ECI, about $1.5 million is not flow-through, but is directed towards the accommodation envelope to assist in offsetting inflationary cost increases.
Alberta Long-term Care Funding
The Alberta Government confirmed changes to the long-term care funding formula for its 2005/2006 fiscal year. Effective April 1, 2005, long-term care providers received annual inflationary increases. On July 1, 2005, the annual funding adjustments for the case mix index (a measure of the level of care required by the resident population of the facility), occurred. Further funding changes announced on that date are scheduled for January 1, 2006, to fund a required increase in nursing hours of care. Based on the 1,141 long-term care beds that ECI operates in Alberta, ECI estimates that these funding changes result in additional annualized revenue of approximately $2.2 million starting April 1, 2005, increasing to approximately $4.4 million on January 1, 2006. Most of this funding is directed towards additional nursing hours for resident care and therefore would not significantly impact earnings.
Ontario Home Care Funding
The 2004 Ontario Budget also called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s Community Care Access Centres (CCACs) in the latter half of 2004, targeted towards acute home care, end-of-life care, and chronic home care services. In July 2005 the government announced the release of $87.8 million for home care services to benefit 45,100 additional acute care clients this year. It is unclear at this time how much of those funds will be used to: buy new services; offset current operating deficits of the CCACs; or pay for rate increases built into existing contracts. As such, it is not possible to predict to what extent Extendicare, through its ParaMed Home Health Care operations, will benefit. However, there has been some evidence of additional home care visits in the Province.
Acquisition of Assisted Living Concepts, Inc. and Related Lease Arrangements
On January 31, 2005, the shareholders of ALC approved the merger and acquisition agreement, and EHSI completed the transaction for a total of approximately US$285.0 million including the assumption of debt of approximately US$141.0 million, for a net cash cost of approximately US$144.0 million. The acquisition was financed by drawing US$60.0 million on EHSI’s revolver loan, using approximately US$29.0 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare. The acquisition was accounted for as a purchase transaction. Refer to note 4 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2005, for further details. ALC’s financial results for the eight months ended September 30, 2005, are included in the consolidated results of the Company for the first nine months of 2005. During this period, ALC contributed revenue of $149.9 million (US$122.5 million) and EBITDA of $33.3 million (US$27.2 million). ALC’s revenue and EBITDA for the 2005 third quarter were US$46.8 million and US$10.7 million, respectively. The Company will complete the valuation of the ALC purchase price allocation by the end of 2005, and until such time, the preliminary purchase price allocation may be adjusted.
In January 2005 EHSI entered into a Memorandum of Understanding (MOU), and later two new master lease agreements, with LTC Properties, Inc. (LTC) in respect of the 37 facilities leased by ALC from LTC. Under the terms of the MOU and master lease agreements, which became effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. The 37 leases formerly had expiration dates ranging from 2007 through 2015. Under the terms of the master lease agreements, the initial 10-year lease commenced on January 1, 2005, and there are three successive 10-year lease renewal terms at EHSI’s option. There are no significant economic penalties to EHSI if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2005 through 2008 will be US$9.4 million, US$9.8 million, US$10.2 million and US$10.7 million, respectively. The minimum rent will increase by 2% annually for each of the calendar years 2009 through 2014. The minimum rent during any renewal term will increase by a minimum of 2% annually. The MOU provides that LTC will not assert certain events of default against ALC under the original leases. The Company accounts for the effect of the scheduled rent increases on a straight-line basis over the lease term.

Extendicare Inc. September 2005	5

In March 2005 EHSI amended the lease agreements with Assisted Living Facilities, Inc. (ALF), an unrelated party, under which ALC leases five assisted living facilities located in the State of Oregon. Under the terms of the agreement, the termination date of the leases was changed to December 31, 2009 and ALC received an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of $15.7 million (US$12.8 million) was recorded, which represented the estimated market value of the properties as of March 31, 2005, and also approximated the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009 with closing to occur on or about December 31, 2009.
Prior to completion of the acquisition of ALC, EHSI conducted a due diligence review to ascertain the risks associated with the acquisition. Though the Company believes these due diligence efforts identified and quantified those risks, by virtue of this acquisition EHSI assumed all current and former financial, legal, regulatory and environmental risks associated with ALC. The integration of ALC commenced in February 2005, and included changes in senior and middle management personnel at ALC. The Company relocated the head office of ALC, and as of May 1, 2005, had moved all accounting and information systems, from Dallas, Texas to Milwaukee, Wisconsin.
Amended and Restated U.S. Credit Facility
On August 4, 2005, EHSI amended its US$155.0 million senior secured credit facility to among other things: increase the borrowing capacity to US$200.0 million, comprised of an US$86.0 million term loan (the “Term Loan:”) and a US$114.0 million revolving credit facility (the “Credit Facility”), and to extend the maturity date by just over one year to July 31, 2010. In addition, EHSI has the ability, with willing lenders, to increase the Term Loan or the Credit Facility by up to US$15.0 million, for a total borrowing capacity of up to US$215.0 million. At the time of the amendment, EHSI had US$64.0 million drawn on its former credit facility. On August 4, 2005, EHSI borrowed US$86.0 million under the Term Loan and US$13.9 million under the Credit Facility to repay its former credit facility and to terminate and repay the balance of ALC’s US$34.0 million of borrowings under its GE Capital Term Loan and Credit Facility. In addition, proceeds from this amendment will be used to repay ALC’s approximately US$22.0 million of Revenue Bonds.
Prior to this August 2005 amendment to the former credit facility, the ALC debt assumed in the acquisition was non-recourse to EHSI and the debt and earnings of ALC were excluded from existing financial covenants under EHSI’s Credit Facility. In addition, ALC and its subsidiaries were excluded from the list of EHSI’s subsidiaries that are guarantors of EHSI’s Senior Notes and Senior Subordinated Notes. Also, EHSI was restricted from borrowing under its Credit Facility to support the ALC operations, and all cash flow from ALC was retained within the ALC operation. However, under the terms of the Term Loan and Credit Facility, following the payment in full of ALC’s Revenue Bonds, and subject to certain limitations, EHSI will no longer be restricted from advancing funds to and from ALC, including funds from borrowings under its Term Loan and Credit Facility. Further details on this refinancing are disclosed in note 9 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2005.
Other Acquisitions and Construction
In June 2005 EHSI completed the acquisition of a 127-bed nursing home in Kentucky for cash of $10.3 million (US$8.2 million).
EHSI is in the midst of a two-phase construction program. Phase I consists of seven projects to expand four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Six of the projects have been completed and the remaining one is due to open in early 2006. Four of the projects were completed in 2004, representing 20 nursing beds and 86 assisted living units, and two projects have been completed this year, representing 18 nursing beds and 25 assisted living units. Phase II represents 14 projects for 337 assisted living units and 153 nursing beds to be completed during 2005 through 2007. Five of these projects have been completed, three of which were completed in April 2005, adding 110 assisted living units; and two were completed in the 2005 third quarter, representing two new assisted living facilities totalling 90 units. In July 2005, EHSI acquired property in Washington for future development for US$0.9 million in cash.
In the 2005 third quarter, EHSI entered into a purchase and sale agreement to acquire a 126-bed nursing facility in Pennsylvania for US$7.8 million in cash. The acquisition is anticipated to close in December 2005.

Extendicare Inc. September 2005	6

Valuation Adjustment on Interest Rate Caps
The Company recorded a pre-tax charge in the nine months ended September 30, 2005, of $2.6 million related to the valuation of its U.S. operations’ interest rate caps. The interest rate cap arrangements, which cap the projected six-month London Interbank Borrowing Rate (LIBOR) at 7%, were put in place for a notional US$275.0 million. The interest rate cap arrangements do not qualify as hedge instruments for accounting purposes and therefore, are required to be adjusted to market value each reporting period, with any change reported in the statement of earnings.
Loss (Gain) from Asset Disposals, Impairment and Other Items
The Company reported an overall pre-tax gain of $12.9 million related to a number of transactions during the first nine months of 2005, which are described below, in comparison to a pre-tax gain of $2.9 million in the same 2004 period.
During the third quarter of 2005, the Company recognized a pre-tax gain of $11.9 million ($0.10 per diluted share). This related primarily to the receipt by EHSI of 164,000 shares of Omnicare, Inc. (Omnicare), in exchange for a warrant, which was accounted for at the fair value of the shares received. As the Company’s carrying value of the warrant had been written down to nil in 2004, this transaction resulted in a gain of $10.8 million. In addition, the Company sold 50,000 of its 125,000 shares of Omnicare already held resulting in a further $0.9 million gain in the quarter. An additional gain of $0.2 million was realized on the sale of miscellaneous assets in the quarter. The Company held 239,000 shares of Omnicare at September 30, 2005, with a carrying value of $13.9 million.
In the 2005 first quarter, EHSI prepaid an Industrial Development Revenue Bond totalling $11.7 million (US$9.5 million) and a mortgage totalling $6.5 million (US$5.3 million), which resulted in a pre-tax charge to earnings of $0.3 million to write off deferred financing costs. In January 2005, EHSI sold for $2.3 million (US$1.9 million) in cash a former nursing home property in Maryland that had been closed since 1998. The pre-tax gain on the disposition was $0.5 million. In addition during the 2005 second quarter, EHSI sold non-core assets for approximately $1.2 million (US$1.0 million) resulting in a pre-tax gain of $0.8 million.
Discontinued Operations
In the 2005 third quarter, management commenced plans to dispose of three underperforming nursing facilities in Minnesota and one leased facility in Wisconsin. In addition, during the quarter, the Company disposed of six leased nursing homes. As a result of these activities, the results of these operations have been reclassified and reported as discontinued operations, and the $1.6 million net book value of the assets of the remaining four nursing homes has been designated as held for sale. The aggregate loss from these discontinued operations was $0.9 million for the 2005 third quarter and $6.6 million for the nine months ended September 30, 2005. For the 2004 third quarter, the loss from discontinued operations was $1.4 million, and for the nine months ended September 30, 2004, it was $1.9 million. Below is a more detailed explanation of the discontinued operations, and further details of the components of the results of the discontinued operations are provided in note 3 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2005.
Sale of Florida Leased Properties
On August 31, 2005, EHSI sold for net proceeds of $11.2 million (US$9.4 million), six nursing properties, formerly leased to and operated by Senior Health Properties — South, Inc. (Senior Health – South), resulting in a pre-tax gain of $4.0 million (US$3.4 million). In conjunction with the sale EHSI collected in full, advances of $3.7 million (US$3.2 million) from Senior Health – South. This transaction represented the final step in the plan to divest of all assets held in the State of Florida.
Nursing Facilities in Minnesota
During the third quarter of 2005, due to the poor financial performance of the facilities, EHSI made the decision, with the State of Minnesota’s approval, to close three nursing facilities (343 beds) located in Minneapolis/St. Paul, Minnesota and actively pursue the disposition of the properties on the market. As a result, the Company has reclassified the financial results of these three nursing facilities as discontinued operations and recorded an impairment charge of $2.4 million (US$2.1 million) based upon the initial valuation of the properties. EHSI plans to vacate all residents from two of the three nursing facilities by December 31, 2005, and to date, several parties have expressed interest in the vacated properties.

Extendicare Inc. September 2005	7

Lakeside, Wisconsin
In August 2004, as a result of facility citations for survey deficiencies in the Lakeside nursing home, located in Chippewa Falls, Wisconsin, EHSI had agreed with the State of Wisconsin to transfer the operations under a three-year lease arrangement to Lakeside Health L.L.C. (Lakeside Health). Lakeside Health is a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine), another long-term care provider. In the third quarter of 2005, EHSI and Benedictine notified the State of Wisconsin of their joint decision to terminate the lease agreement, relocate all residents and close the nursing facility. In addition, EHSI initiated actions to sell the property. EHSI is currently pursuing various options in terms of disposition of the property. Management reached their decision based upon the continued poor financial and operating performance of Lakeside Health and its inability to reach satisfactory resolution to the proposals discussed with the State of Wisconsin. The decision set in place a plan to terminate future operating loss and cash flow demands stemming from the Lakeside nursing facility, which occurred both in the sixteen-month period prior to the transfer of operations, and after the Lakeside nursing facility was transferred to Lakeside Health.
Based upon the poor financial and operating performance of Lakeside Health in the second quarter of 2005, the Company recorded an asset impairment provision of $7.1 million (US$5.7 million) to reduce the carrying value of the Lakeside property from US$6.1 million to US$0.4 million. The Company had previously recorded an asset impairment provision of US$6.8 million on the Lakeside property in the fourth quarter of 2004, and had assumed improvement in operations at Lakeside Health that did not transpire.
Under the terms of an agreement with Lakeside Health, EHSI is responsible for funding operating losses of the Lakeside nursing home and to provide working capital advances sufficient to maintain an operating cash account of US$1.5 million, during the term of the agreement. If, beginning after a date which is 60 days after the facility has cleared all regulatory deficiencies in existence as of July 31, 2004, Lakeside Health incurs operating losses totalling more than US$3.0 million, or if Lakeside Health incurs operating losses for any consecutive three-month period in excess of US$1.0 million, the Company may terminate the agreement. In September 2004, Lakeside Health cleared all regulatory deficiencies existing as of July 31, 2004. Subsequent to September 2004, losses of Lakeside Health met the US$3.0 million financial maximum, however the Company has not, as yet, terminated the contract. Lakeside Health incurred net losses of US$1.9 million and US$4.7 million for the three and nine months ended September 30, 2005, respectively, and a net loss of US$1.8 million for the five months ended December 31, 2004. The Company has provided for the possible non-collection of advances to Lakeside Health, and as at September 30, 2005, had a balance due from Lakeside Health, net of allowance, of US$1.4 million. These advances are secured by a first security interest in Lakeside Health’s accounts receivable, and are repayable from the assets and future cash flow of Lakeside Health, if any. Until the residents are relocated and the property is sold, EHSI is responsible for the ongoing cash flow deficiencies of Lakeside Health and will incur a termination fee of about $0.3 million (US$0.2 million).
Other
EHSI has a preferred provider agreement with Omnicare to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI continue to negotiate the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration. Provisions for this claim are included in the Company’s consolidated financial statements. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing for this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement. There has been no change in the status of the above issues since December 31, 2004.

Extendicare Inc. September 2005	8

Summary of Quarterly Results
The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

(thousands of dollars unless	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
otherwise noted)	2005	2004	2005	2004	2005	2004	2004	2003

Revenue	481,503	417,860	512,019	433,123	487,794	437,371	419,768	418,961
EBITDA (1)	60,352	50,714	79,803	58,869	67,550	64,309	56,028	51,398

Earnings from continuing health care operations before undernoted (1)	19,391	15,351	28,470	21,933	21,577	24,691	24,807	15,256
Valuation adjustment on interest rate caps, net of income tax	(968)	—	(708)	(3,661)	89	(1,592)	(1,143)	—
Gain (loss) from asset disposals, impairment, and other items, net of income tax	127	10,722	475	(269)	7,474	(3,141)	248	—
Prior year tax benefit	—	—	—	—	—	—	38,968	—
Share of equity accounted earnings	606	2,452	1,683	584	764	1,083	5,256	2,559

Earnings from continuing operations	19,156	28,525	29,920	18,587	29,904	21,041	68,136	17,815
Discontinued operations, net of income taxes	(993)	(186)	(4,677)	(245)	(928)	(1,429)	(9,228)	(908)

Net earnings	18,163	28,339	25,243	18,342	28,976	19,612	58,908	16,907

Diluted Earnings (Loss) per Share ($) (2)
Continuing health care operations before undernoted	0.27	0.21	0.41	0.32	0.31	0.35	0.35	0.22
Valuation adjustment on interest rate caps	(0.01)	—	(0.01)	(0.05)	—	(0.03)	(0.01)	—
Gain (loss) from asset disposals, impairment, and other items	—	0.16	0.01	(0.01)	0.10	(0.04)	(0.01)	—
Prior year tax benefit	—	—	—	—	—	—	0.56	—
Share of equity accounted earnings	0.01	0.03	0.02	0.01	0.01	0.02	0.08	0.03

	0.27	0.40	0.43	0.27	0.42	0.30	0.97	0.25
Discontinued operations, net of income taxes	(0.01)	—	(0.07)	(0.01)	(0.01)	(0.02)	(0.13)	(0.01)

Net earnings	0.26	0.40	0.36	0.26	0.41	0.28	0.84	0.24

(1)	Refer to discussion of non-GAAP measures.

(2)	Diluted earnings per common share prior to the Subordinate Voting Share preferential dividend.
Non-GAAP Measures
EBITDA is generally defined as earnings from continuing operations before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from asset disposals, impairment and other items”. These line items are reported separately because they relate to the change in the fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt. The Company believes that EBITDA provides meaningful supplemental information regarding its core results, because it excludes the effects of non-operating factors related to its capital assets, such as the historical cost of the assets. The Company reports specific line items separately, and excludes them from EBITDA, because such items are transitional in nature, and would otherwise distort historical trends. The Company believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, or as a common valuation measurement in the long-term care industry. For example, certain of the Company’s debt covenants use EBITDA in their calculations. In addition, management uses EBITDA to assess the Company’s operating performance and in making financing decisions. EBITDA is presented by the Company on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.

Extendicare Inc. September 2005	9

The Company has also reported separately a “prior year tax benefit” in the fourth quarter of 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period. In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “continuing health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.
Neither EBITDA nor “continuing health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “continuing health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Impact of Foreign Currency Translation
The majority of Extendicare’s operations are conducted in the United States, which accounted for 74.0% of total revenue in the first nine months of 2005. As a result of the strengthening of the Canadian dollar, foreign currency translation had a significant negative effect on the Company’s earnings in the first nine months of 2005 in comparison to the same 2004 period. In addition, this impacted the quarterly trend of earnings for the prior quarters.
The table below illustrates the changes in the average exchange rates used in translating the U.S. results for the first nine months of 2005 and 2004, and its effect on the 2005 results.

Nine months ended September 30	2005	2004

Average US/Canadian dollar exchange rate	1.2240	1.3280

(millions of dollars)	2005 vs 2004

Revenue	(93.4)
EBITDA	(14.6)
Net earnings	(5.4)

The following is a reconciliation of earnings before income taxes and EBITDA for each of the eight most recently completed quarters.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
(millions of dollars)	2005	2004	2005	2004	2005	2004	2004	2003

Earnings from continuing operations before income taxes	30.4	34.4	45.4	27.4	46.2	31.5	34.7	23.6
Add (deduct)
Depreciation and amortization	14.7	13.5	18.0	14.1	17.5	13.5	13.3	15.4
Interest, net	13.9	12.9	16.0	9.7	15.9	11.3	6.3	12.4
Valuation adjustment on interest rate caps	1.6	—	1.2	5.9	(0.2)	2.6	1.9	—
Loss (gain) from asset disposals, impairment, and other items	(0.2)	(10.1)	(0.8)	1.8	(11.9)	5.4	(0.2)	—

EBITDA	60.4	50.7	79.8	58.9	67.5	64.3	56.0	51.4

Extendicare Inc. September 2005	10

2005 Third Quarter Results
Earnings from Continuing Operations
Extendicare’s earnings from continuing operations for the 2005 third quarter were $29.9 million ($0.44 per diluted Subordinate Voting Share) compared to $21.0 million ($0.30 per diluted Subordinate Voting Share) in the 2004 third quarter. Earnings from continuing U.S. operations improved by $8.2 million, but were impacted by gains and losses on assets. Results of the U.S. operations for the 2005 third quarter included an after-tax gain of $6.6 million compared to an after-tax loss of $5.3 million in the 2004 third quarter, relating to the valuation of interest rate caps and disposal or impairment of assets and other items. Excluding these items, earnings from U.S. operations declined by $3.7 million because of fewer favourable prior period revenue settlement adjustments of pre-tax $0.1 million in the 2005 third quarter compared to $6.1 million in the 2004 third quarter. The U.S. operations did see improvement over the prior year period primarily as a result of the acquisition of ALC, but were negatively impacted by the stronger Canadian dollar. Earnings from continuing Canadian operations increased by $1.0 million, and included after-tax gains related to asset disposals of $0.9 million in the 2005 third quarter and $0.6 million in the 2004 third quarter.
Earnings Comparison to 2005 Second Quarter
In comparison to the 2005 second quarter, the 2005 third quarter earnings from continuing operations where unchanged at $29.9 million. Earnings from continuing U.S. operations declined by $0.3 million. Results of the U.S. operations for the 2005 third quarter included an after-tax gain of $6.6 million compared to an after-tax loss of $0.2 million in the 2005 second quarter for the valuation of interest rate caps and disposal or impairment of assets and other items. Excluding these items, earnings from U.S. operations declined by $7.1 million due to prior period revenue and provider tax adjustments, a decline in Medicare census and wage rate increases. The 2005 second quarter U.S. results included prior period settlement adjustments of pre-tax $6.0 million compared to $0.1 million in the 2005 third quarter. Results of the Canadian operations improved by $1.2 million primarily due to an after-tax gain of $0.9 million on the sale of assets in the 2005 third quarter. The remaining decline of $0.9 million from continuing operations related to the Company’s share of equity accounted earnings.
Discontinued Operations
Discontinued operations represents three U.S. owned and operated nursing facilities and seven U.S. nursing facilities that were leased to and operated by a third party. During the third quarter, EHSI sold six of these leased facilities for net proceeds of $11.2 million, and has designated the remaining four as held for sale. The loss from discontinued operations was $0.9 million in the 2005 third quarter compared to a loss of $1.4 million in the 2004 third quarter. The 2005 third quarter included a pre-tax $2.4 million impairment charge to fair value the remaining assets, and a pre-tax gain of $4.0 million on the sale of six leased facilities, with no such items in the 2004 third quarter. The loss of $4.7 million from discontinued operations in the 2005 second quarter included a pre-tax $7.1 million loss on impairment of assets. Further details of the components of the results of the discontinued operations are provided in note 3 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2005.

			Change		Change
			Q3/05		Q3/05
	Q3	Q3	over	Q2	over
(millions of dollars unless otherwise noted)	2005	2004	Q3/04	2005	Q2/05

Earnings from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	20.3	12.1	8.2	19.8	0.5
Translation to Canadian dollars	3.9	3.9		4.7

U.S. operations (C$)	24.2	16.0	8.2	24.5	(0.3)
Canadian operations	4.9	3.9	1.0	3.7	1.2

	29.1	19.9	9.2	28.2	0.9
Share of equity accounted earnings	0.8	1.1	(0.3)	1.7	(0.9)

Earnings from continuing operations	29.9	21.0	8.9	29.9	—
Discontinued operations, net of income taxes	(0.9)	(1.4)	0.5	(4.7)	3.8

Net earnings	29.0	19.6	9.4	25.2	3.8

Diluted Earnings per Subordinate Voting Share ($)
Earnings from continuing operations	0.44	0.30		0.44
Net earnings	0.42	0.28		0.37

Average US/Canadian dollar exchange rate	1.2016	1.3074		1.2440

Extendicare Inc. September 2005	11

The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.2016 for the 2005 third quarter, 1.3074 for the 2004 third quarter, and 1.2440 for the 2005 second quarter. The 2005 third quarter net earnings were negatively impacted by $2.5 million as a result of applying the lower 2005 average foreign exchange rate of 1.2016 versus the 2004 third quarter rate of 1.3074 on translation of the U.S. operations.
Revenue
Revenue from continuing operations increased $50.4 million, or 11.5%, to $487.8 million in the 2005 third quarter compared to the 2004 third quarter. ALC contributed revenue of $56.4 million (US$46.8 million) to the improvement in the quarter. Excluding the contribution from ALC, along with the net impact of other new and disposed facilities, revenue on a same-facility basis declined by $6.8 million. However, this was due to the stronger Canadian dollar, which negatively impacted revenue by $26.6 million. Excluding the effects of the stronger Canadian dollar, same-facility revenue grew $19.8 million, or 4.6%, the components of which are discussed below.

			Change			Change
			Q3/05			Q3/05
	Q3	Q3	over	Change	Q2	over
(millions of dollars unless otherwise noted)	2005	2004	Q3/04	(%)	2005	Q2/05

Revenue
U.S. operations in its functional currency (US$)	297.7	238.1	59.6	25.0	309.3	(11.6)
Translation to Canadian dollars	59.9	73.4			75.3

U.S. operations (C$)	357.6	311.5	46.1	14.8	384.6	(27.0)
Canadian operations	130.2	125.9	4.3	3.4	127.4	2.8

	487.8	437.4	50.4	11.5	512.0	(24.2)

Revenue — U.S. Operations
Revenue from U.S. operations grew 25.0% in its functional currency to US$297.7 million in the 2005 third quarter from US$238.1 million in the 2004 third quarter. Excluding a net improvement of US$48.3 million from new and disposed operations, revenue on a same-facility basis grew US$11.3 million, or 4.9%. Favourable settlement adjustments of US$0.1 million were realized in the 2005 third quarter, which was less than the US$4.6 million realized in the 2004 third quarter. Excluding these prior period funding adjustments, revenue grew by US$15.9 million, or 6.9%, and benefited from a 5.8% increase in average nursing home rates and an 8.0% increase in Medicare patients served, partially offset by a lower number of private-pay residents per day.
The following table provides further details on the US$11.3 million improvement in revenue from same-facility U.S. operations.

(US$ millions)

12.2	—	increase in average nursing home rates (Medicaid $6.5 million, Medicare $4.4 million, and private/other $1.3 million);

(4.5)	—	unfavourable prior period settlement adjustments ($0.1 million in 2005 compared to $4.6 million in 2004);

2.5	—	increase (decrease) in nursing home resident census (Medicare $4.9 million, Medicaid $0.2 million, and private/other $(2.6) million); and

1.1	—	increase in other revenue.

Extendicare Inc. September 2005	12

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

			Change
			Q3/05		Change
	Q3	Q3	over	Q2	Q3/05 over Q2/05
U.S. Nursing Home Operating Statistics	2005	2004	Q3/04 (%)	2005	(%)

Average daily census (same-facility basis)
Medicare	2,210	2,046	8.0	2,411	(8.3)
Private/other	1,942	2,102	(7.6)	1,917	1.3
Medicaid	8,315	8,302	0.2	8,159	1.9

Total	12,467	12,450	0.1	12,487	(0.2)

Medicare as a percent of total census (same-facility basis)	17.7	16.4		19.3
Medicaid as a percent of total census (same-facility basis)	66.7	66.7		65.3

Average percentage occupancy (same-facility basis)	92.8	92.6		92.8

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	379.06	356.66	6.3	371.14	2.1
Private/other	196.80	191.54	2.7	198.76	(1.0)
Medicaid	148.52	139.60	6.4	148.07	0.3
Medicare Part A	344.65	322.99	6.7	341.88	0.8

(1)	Excludes prior period settlement adjustments.
Average U.S. Medicare rates increased 6.3% to US$379.06 in the 2005 third quarter in comparison to the 2004 third quarter. CMS implemented an inflationary rate increase on October 1, 2004 of 2.8%. The remaining improvement in the Company’s average Medicare rates was due to the change in mix of acuity care levels of Medicare patients served. Effective October 1, 2005, Medicare rates will increase 3.1% for CMS’ annual inflationary increase. However, effective January 1, 2006, the Company anticipates a decline in its average Medicare rates as a result of the implementation of CMS’ RUGs Refinements. For further details, refer to “Significant Developments in 2005 – Medicare Funding”.
Excluding the impact of prior period Medicaid settlement adjustments, the Company benefited from a 6.4% average rise in Medicaid rates from the 2004 third quarter. This resulted in additional revenue of US$7.0 million between periods. For a number of states, the rate increase was primarily attributable to funding to offset higher state assessment fees and taxes and to care for a higher acuity care level of resident mix. Provider taxes increased US$3.6 million in the 2005 third quarter in comparison to the 2004 third quarter. The average increase in Medicaid rates, net of provider taxes, was 2.0%.
Revenue Comparison to 2005 Second Quarter
In comparison to the 2005 second quarter, revenue from U.S. operations in the 2005 third quarter declined by US$11.6 million in its functional currency, because of favourable revenue adjustments of US$12.3 million in the 2005 second quarter compared to US$0.1 million in the 2005 third quarter. Remaining revenue improved by US$0.6 million as a result of the extra day in the quarter and an increase in Medicaid residents served, partially offset by a decline in the number of Medicare patients served.
Revenue — Canadian Operations
Revenue from Canadian operations grew $4.3 million, or 3.4%, in the 2005 third quarter compared to the 2004 third quarter. This improvement resulted from additional nursing home funding, most of which was flow-through funding to enhance resident care.
Revenue Comparison to 2005 Second Quarter
In comparison to the 2005 second quarter, revenue from Canadian operations in the 2005 third quarter improved by $2.8 million. Revenue from nursing home operations revenue was higher by $3.3 million due to funding improvements and the timing of revenue recognition and spending under the Ontario nursing and program flow-through envelopes, as well as for the additional day in the quarter.
EBITDA
EBITDA increased 5.0% to $67.5 million in the 2005 third quarter from $64.3 million in the 2004 third quarter, and as a percent of revenue was 13.8% compared to 14.7% in the 2004 third quarter. ALC contributed $12.9 million (US$10.7 million) to EBITDA in the 2005 third quarter. EBITDA on a same-facility basis, and excluding prior period revenue adjustments and a $1.2 million reversal of resident care liability reserves in the 2005 third quarter, declined by $5.8 million to $51.8 million compared to $57.6 million, and as a percent of revenue was 12.2% compared to 13.5%. Approximately

Extendicare Inc. September 2005	13

$3.8 million of this decline was due to the negative impact of the stronger Canadian dollar, with the remainder due to lower earnings of the U.S. operations, as discussed below.

			Change			Change
			Q3/05			Q3/05
	Q3	Q3	over	Change	Q2	over
(millions of dollars unless otherwise noted)	2005	2004	Q3/04	(%)	2005	Q2/05

EBITDA
U.S. operations in its functional currency (US$)	45.4	39.4	6.0	15.2	54.3	(8.9)
Translation to Canadian dollars	9.1	12.2			13.1

U.S. operations (C$)	54.5	51.6	2.9	5.6	67.4	(12.9)
Canadian operations	13.0	12.7	0.3	2.4	12.4	0.6

	67.5	64.3	3.2	5.0	79.8	(12.3)

Average US/Canadian dollar exchange rate	1.2016	1.3074			1.2440

EBITDA — U.S. Operations
U.S. EBITDA grew 15.2% in its functional currency to US$45.4 million in the 2005 third quarter, and as a percent of revenue was 15.2% compared to 16.5% in the 2004 third quarter. Excluding the net improvement between periods of US$11.5 million attributable to new and disposed facilities, EBITDA from same-facility operations declined by US$5.5 million, of which US$4.5 million was due to prior period revenue settlement adjustments, partially offset by a US$1.0 million reversal of resident care liability reserves by the Company’s captive insurance company. Results of the remaining operations declined by US$2.0 million, with funding and resident census improvements falling short of the rise in operating costs. Revenue improvements of US$11.3 million discussed above were offset by an increase in total operating, administrative and lease costs of US$16.8 million, as detailed in the table below.

(US$ millions)

7.1	—	rise in labour-related costs of 5.1%, which included an average wage rate increase of 4.3% in nursing home operations;

3.6	—	higher state assessments and bed taxes imposed in association with the Medicaid funding changes;

1.3	—	rise in drug costs due to higher resident census, Medicare mix and prices;

1.3	—	higher cost of supplies and medical equipment leases; and

3.5	—	rise in other costs.
EBITDA Comparison to 2005 Second Quarter
In comparison to the 2005 second quarter, EBITDA from U.S. operations for the 2005 third quarter declined by US$8.9 million in its functional currency, as a result of prior period revenue and provider tax adjustments, a decline in Medicare census and wage rate increases. Results of the 2005 second quarter included prior period settlement adjustments of pre-tax $6.0 million compared to $0.1 million in the 2005 third quarter.
EBITDA — Canadian Operations
EBITDA from Canadian operations of $13.0 million in the 2005 third quarter improved over the $12.7 million in the 2004 third quarter, and $12.4 million in the 2005 second quarter. The improvements were primarily due to funding increases.
Depreciation and Amortization
Depreciation and amortization costs were higher by $4.0 million in the 2005 third quarter in comparison to the 2004 third quarter. The acquisition of ALC increased depreciation and amortization costs by approximately $3.6 million.
Interest
Net interest costs for the 2005 third quarter were up $4.6 million from the 2004 third quarter, primarily due to the added interest costs associated with the ALC acquisition.
Income Taxes
The Company reported a tax provision of $17.1 million in the 2005 third quarter compared to $11.5 million in the 2004 third quarter. The Company’s effective tax rate was 36.9% in the 2005 third quarter compared to 36.6% in the 2004 third quarter.

Extendicare Inc. September 2005	14

Share of Equity Accounted Earnings
The Company’s share of equity accounted earnings was $0.8 million in the 2005 third quarter compared to $1.1 million in the 2004 third quarter.
2005 Nine Months ended September 30
Extendicare’s earnings from continuing operations for the first nine months of 2005 were $79.0 million ($1.14 per diluted Subordinate Voting Share) compared to $68.2 million ($0.97 per diluted Subordinate Voting Share) in the same 2004 period. Earnings from continuing U.S. operations improved by $24.7 million, but were impacted by gains and losses on assets. Results of the U.S. operations for the 2005 period included an after-tax gain of $5.5 million compared to an after-tax loss of $13.0 million in the same 2004 period, relating to the valuation of interest rate caps and disposal or impairment of assets and other items. Excluding these items, earnings from U.S. operations improved by $6.2 million due to the contribution from the acquisition of ALC, improved resident occupancy and the increase in number of Medicare residents served, partially offset by the negative impact of the stronger Canadian dollar. Results of the Canadian operations for the first nine months of 2005 included an after-tax gain of $0.9 million compared to $15.1 million in the same 2004 period. Excluding these items, earnings from continuing Canadian operations improved by $1.4 million.
Discontinued Operations
The loss from discontinued operations was $6.6 million in the first nine months of 2005 compared to a loss of $1.9 million in the same 2004 period. The 2005 results included a pre-tax impairment charge of $9.5 million and a pre-tax gain of $4.0 million on the sale of assets, with no such items in the 2004 period. Further details of the components of the results of the discontinued operations are provided in note 3 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2005.

	Nine months ended
	September 30
(millions of dollars unless otherwise noted)	2005	2004		Change

Earnings from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	53.3	30.3		23.0
Translation to Canadian dollars	11.7	10.0

U.S. operations (C$)	65.0	40.3		24.7
Canadian operations	10.9	23.7		(12.8)

	75.9	64.0		11.9
Share of equity accounted earnings	3.1	4.1		(1.0)

Earnings from continuing operations	79.0	68.2	(1)	10.8 (1)
Discontinued operations, net of income taxes	(6.6)	(1.9)		(4.7)

Net earnings	72.4	66.3		6.1

Diluted Earnings per Subordinate Voting Share ($)
Earnings from continuing operations	1.14	0.97
Net earnings	1.05	0.94

Average US/Canadian dollar exchange rate	1.2240	1.3280

(1) Does not add due to rounding.

The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.2240 for the first nine months of 2005 and 1.3280 for the first nine months of 2004. The net earnings for the first nine months of 2005 were negatively impacted by $5.4 million as a result of applying the lower 2005 average foreign exchange rate of 1.2240 versus the 2004 rate of 1.3280 on translation of the U.S. operations.

Extendicare Inc. September 2005

Revenue
Revenue from continuing operations increased $192.9 million, or 15.0%, to $1,481.3 million in the first nine months of 2005 compared to the same 2004 period. ALC contributed revenue of $149.9 million (US$122.5 million) to the improvement. Excluding ALC and the net impact of other new and disposed facilities, revenue on a same-facility basis grew $41.6 million, or 3.3%. Prior to a negative $79.3 million impact from a stronger Canadian dollar, same-facility revenue grew $120.9 million, or 9.5%, and was impacted by a number of items which are discussed below.

	Nine months ended
	September 30
(millions of dollars unless otherwise noted)	2005	2004	Change	Change (%)

Revenue
U.S. operations in its functional currency (US$)	897.9	688.8	209.1	30.4
Translation to Canadian dollars	201.1	225.9

U.S. operations (C$)	1,099.0	914.7	184.3	20.1
Canadian operations	382.3	373.7	8.6	2.3

	1,481.3	1,288.4	192.9	15.0

Revenue — U.S. Operations
Revenue from U.S. operations grew 30.4% in its functional currency to US$897.9 million in the first nine months of 2005 compared to the same 2004 period. Excluding a net improvement of US$126.7 million from new and disposed operations, revenue on a same-facility basis grew US$82.4 million, or 12.1%. Favourable settlement adjustments of US$26.9 million were realized in the first nine months of 2005 compared to US$3.3 million in the same 2004 period. Excluding these prior period adjustments, revenue grew by US$58.8 million, or 8.7%, and benefited from a 7.5% increase in average nursing home rates and a 12.1% increase in Medicare patients served.
The following table provides further details on the US$82.4 million improvement in revenue from same-facility U.S. operations.

(US$ millions)

38.8	—	increase in average nursing home rates (Medicaid $22.9 million, Medicare $12.3 million, and private/other $3.6 million);
23.6	—	favourable prior year revenue adjustments ($26.9 million in 2005 compared to $3.3 million in 2004);
18.0	—	increase (decrease) in nursing home resident census (Medicare $22.4 million, Medicaid $2.0 million, and private/other $(6.4) million);
1.5	—	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;
(2.3)	—	decrease due to one additional day in 2004; and
2.8	—	increase in other revenue.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

	Nine months ended
	September 30
U.S. Nursing Home Operating Statistics	2005	2004	Change (%)

Average daily census (same-facility basis)
Medicare	2,340	2,087	12.1
Private/other	1,948	2,080	(6.3)
Medicaid	8,239	8,185	0.7

Total	12,527	12,352	1.4

Medicare as a percent of total census (same-facility basis)	18.7	16.9
Medicaid as a percent of total census (same-facility basis)	65.8	66.3

Average percentage occupancy (same-facility basis)	93.1	91.9

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	373.52	354.56	5.3
Private/other	197.29	190.50	3.6
Medicaid	148.40	138.03	7.5
Medicare Part A	342.17	323.10	5.9

(1) Excludes prior period settlement adjustments.

Average U.S. Medicare rates increased 5.3% to US$373.52 in the first nine months of 2005 compared to the same 2004 period. CMS implemented an inflationary rate increase on October 1, 2004 of 2.8%. The remaining improvement in the Company’s average Medicare rates was due to the change in mix of acuity care levels of Medicare patients served. Effective October 1, 2005, Medicare rates will increase 3.1% for CMS’ annual inflationary increase. However, effective January 1, 2006, the Company anticipates a decline in its average Medicare rates as a result of the implementation of CMS’ RUGs Refinements. For further details, refer to “Significant Developments in 2005 – Medicare Funding”.
Excluding the impact of the prior period Medicaid settlement adjustments, the Company benefited from a 7.5% average rise in Medicaid rates from the first nine months of 2004, which resulted in higher revenue of US$22.9 million between periods. For a number of states, the increase was primarily attributable to funding to offset higher state assessment fees and taxes and to care for a higher acuity care level of resident mix. Provider taxes in the first nine months of 2005, excluding prior period settlement adjustments of US$19.6 million, increased by US$12.2 million, from the same 2004 period. Net of these increases in provider taxes, the average increase in Medicaid rates was 3.3%.
Revenue — Canadian Operations
Revenue from Canadian operations grew $8.6 million, or 2.3%, in the first nine months of 2005 compared to the same 2004 period. The comparability between periods was impacted by the loss of revenue from nursing and retirement homes sold in 2004, partially offset by the added revenue from the opening of new facilities, which resulted in a net decline in revenue of $2.8 million. Revenue from Canadian operations on a same-facility basis grew $11.4 million, or 3.1%. This was primarily due to increases in nursing home funding, most of which was flow-through funding to enhance resident care, and increased revenue from management and consulting services. Revenue from home health care operations declined by $1.7 million due to a 2.5% decline in hours of service and one less day between periods, partially offset by increased rates.
EBITDA
EBITDA increased 19.4% to $207.7 million in the first nine months of 2005 from $173.9 million in the same 2004 period, and as a percent of revenue increased to 14.0% from 13.5%. ALC contributed $33.3 million (US$27.2 million) to EBITDA in the first nine months of 2005. EBITDA on a same-facility basis, and excluding prior period revenue and provider tax settlement adjustments and a reversal of resident care liability reserves, declined by $7.0 million to $160.4 million from $167.4 million in the same 2004 period, and as a percent of revenue was 12.6% compared to 13.2%, respectively. Prior to a $10.7 million negative impact from the stronger Canadian dollar, EBITDA improved by $3.7 million.

	Nine months ended September 30
		% of		% of
(millions of dollars unless otherwise noted)	2005	revenue	2004	revenue	Change	Change (%)

EBITDA
U.S. operations in its functional currency (US$)	140.8	15.7	105.5	15.3	35.3	33.5
Translation to Canadian dollars	31.5	—	34.6	—	—	—

U.S. operations (C$)	172.3	15.7	140.1	15.3	32.2	23.0
Canadian operations	35.4	9.3	33.8	9.0	1.6	4.7

	207.7	14.0	173.9	13.5	33.8	19.4

Average US/Canadian dollar exchange rate	1.2240		1.3280

EBITDA — U.S. Operations
U.S. EBITDA grew 33.5% in its functional currency to US$140.8 million in the first nine months of 2005, and as a percent of revenue was 15.7% compared to 15.3% in the same 2004 period. Excluding the net improvement between periods of US$28.9 million attributable to new and disposed facilities, EBITDA from same-facility operations improved US$6.4 million, or 6.1%. Revenue improvements of US$82.4 million discussed above were partially offset by an increase in total operating, administrative and lease costs of US$76.0 million, as detailed in the table below.

(US$ millions)

31.8	—	higher state assessments and bed taxes imposed in association with the Medicaid funding changes, of which $19.6 million was for prior period settlement adjustments;

28.7	—	rise in labour-related costs of 7.1%, which included an average wage rate increase of 3.9% in nursing home operations;

4.0	—	rise in drug costs due to higher resident census, Medicare mix and prices;

3.3	—	increase in costs for medical equipment leases, food and supplies;

2.2	—	increase in costs for repairs and maintenance, utilities and telephone; and

6.0	—	rise in other costs.

Extendicare Inc. September 2005

EBITDA — Canadian Operations

EBITDA from Canadian operations increased $1.6 million to $35.4 million in the first nine months of 2005 from $33.8 million in the same 2004 period. Excluding the net impact of new facilities and the sale of nursing and retirement homes, EBITDA improved by $1.9 million between periods primarily due to funding improvements and increased management and consulting services.
Depreciation and Amortization

Depreciation and amortization costs were up by $9.0 million in the first nine months of 2005 from the same 2004 period. Excluding the impact of a favourable $2.8 million change due to the stronger Canadian dollar, these costs increased $11.8 million between periods. The acquisition of ALC increased depreciation and amortization costs by $9.4 million, of which $1.7 million was for the amortization of resident relationships.
Interest

Net interest costs for the first nine months of 2005 were up $11.9 million from the same 2004 period. Excluding the impact of a favourable $1.5 million change due to the stronger Canadian dollar, these costs increased $13.4 million between periods. The 2004 results included non-recurring interest income associated with the settlement of the Greystone notes receivable of $3.5 million. The remaining increase of $9.9 million was primarily due to the ALC acquisition, partially offset by a decline in other debt.
Income Taxes

The Company reported a tax provision of $46.1 million in the first nine months of 2005 compared to $29.2 million in the same 2004 period. The Company’s effective tax rate was impacted in 2004 by asset disposals, whose gains were sheltered by capital losses. Excluding these items, the Company’s effective tax rate in the first nine months of 2005 was 37.9% compared to 37.3% in the same 2004 period.
Share of Equity Accounted Earnings

The Company’s share of equity accounted earnings was $3.1 million in the first nine months of 2005 compared to $4.1 million in the same 2004 period. This decline reflects lower investment income earned by Crown Life Insurance Company (Crown Life) as a result of dividends paid to its shareholders in 2004.
Liquidity and Capital Resources
Sources and Uses of Cash

At September 30, 2005, the Company had cash and cash equivalents of $63.3 million compared with $156.2 million at December 31, 2004. The decline in the Company’s overall cash position was as a result of the approximately $104.6 million (US$84.3 million) of cash on hand used to acquire ALC on January 31, 2005.
Cash flow provided by operations was $89.1 million in the first nine months of 2005 compared to $108.8 million in the same 2004 period. In the 2004 period, the Company received a $15.6 million cash dividend from Crown Life. The improvement in earnings between periods was partially offset by changes in working capital that resulted in a use of cash in the first nine months of 2005, compared to a source of cash in the same 2004 period. The $23.8 million use of cash in 2005, was primarily due to an increase in accounts receivable resulting from Medicaid funding improvements, particularly in the States of Indiana and Pennsylvania, as well as due to the additional revenue associated with the increase in number of residents served.
Cash used in investing activities was $212.5 million in the first nine months of 2005 compared to cash provided of $11.0 million in the same 2004 period. Acquisition costs of $181.3 million related to the 2005 first quarter acquisition of ALC for $171.0 million, after cash acquired of $8.1 million, and the 2005 second quarter acquisition of a Kentucky nursing home for $10.3 million. Property and equipment expenditures, excluding acquisitions, were $56.8 million in the first nine months of 2005 and $47.6 million in the same 2004 period. The portion of these expenditures related to the growth of the business — such as construction of facilities and bed additions — was approximately $20.0 million and $16.8 million, respectively, and related primarily to the Company’s U.S. construction program. Net proceeds from dispositions of $11.2 million in 2005 related to the sale during the third quarter of six leased properties in Florida. Net proceeds from dispositions in the first nine months of 2004 of $42.5 million related to: $22.5 million from the sale of three Canadian facilities during the first and third quarter of 2004; $13.6 million from the settlement of the Greystone transaction in the second quarter of 2004; and $6.4 million from the disposal of four U.S. nursing and assisted living facilities in the third quarter of 2004.

Financing activities for the first nine months of 2005 provided cash of $31.3 million. The Company borrowed $104.7 million on its U.S. Term Loan and former credit facility, of which US$34.0 million was used to retire debt, and the rest was used to acquire ALC during the first quarter of 2005. During the first nine months of 2005, the Company used cash of $73.4 million to repay debt, of which $61.7 million was used to retire debt ahead of schedule. The Company used funds of $11.7 million to acquire and cancel its own shares during the first nine months of 2005, compared to $3.6 million in the same 2004 period. The financing activities in the first nine months of 2004 used cash of $121.7 million, primarily related to the second quarter issue and early retirement of U.S. debt.
Capital Structure

	September 30	Dec. 31	Dec. 31
(millions of dollars unless otherwise noted)	2005	2004	2003

Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	295.4	295.5	294.6
Preferred shares	17.0	17.2	17.7

	312.4	312.7	312.3
Retained earnings	205.9	151.9	32.0
Foreign currency translation adjustment account	(25.2)	(7.6)	12.1

Shareholders’ equity	493.1	457.0	356.4

Long-term debt, including current portion	824.9	620.9	757.5
Long-term debt to equity (ratio)	1.67:1	1.36:1	2.13:1
Subordinate Voting Shares (number at period end)	56,807,395	56,687,086	56,575,211
Multiple Voting Shares (number at period end)	11,844,233	11,904,992	11,912,692
US/Canadian dollar exchange rate (at period end)	1.1627	1.2020	1.2965

		Number of	Closing
	TSX	Shares	Market
Share Information (at October 31, 2005)	Stock Symbol	Outstanding	Value(1)

Subordinate Voting Shares	EXE.SV	56,807,395	$19.02
Multiple Voting Shares	EXE.MV	11,844,233	19.35
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	91,305	24.75
Adjustable Dividend, Series 3	EXE.PR.C	93,310	19.40
Adjustable Dividend, Series 4	EXE.PR.D	241,240	24.00
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	20.75

(1) Per the Toronto Stock Exchange.

The closing rates used to translate assets and liabilities of the U.S. operations were 1.1627 at September 30, 2005 and 1.2020 at December 31, 2004. As a result of a stronger Canadian dollar at the end of September 2005, the assets of the Company’s U.S. operations decreased by approximately $49.8 million and the liabilities increased by approximately $32.2 million, with the net change resulting in an decrease in the foreign currency translation adjustment account of $17.6 million.
Long-term Debt

During the first nine months of 2005 there were a number of significant changes in the Company’s long-term debt and associated financial instruments, primarily due to the January 31, 2005 acquisition of ALC as described under “Significant Developments in 2005 – Acquisition of Assisted Living Concepts, Inc. and Related Lease Arrangements”. Below is a summary of the changes that occurred in the Company’s long-term debt. The full terms and conditions of the Company’s new long-term debt obligations are disclosed in note 9 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2005.
Long-term debt, including the portion due within one year, increased $204.0 million to $824.9 million at the end of September 2005, compared to $620.9 million at December 31, 2004. Increases in debt totalling $302.5 million related to: $179.3 million of debt assumed in the acquisition of ALC; $104.7 million issued on the U.S. Term Loan and former credit facility to finance the acquisition of ALC and retire other debt; $15.7 million of capital lease obligations related to the modification of the lease arrangements with Assisted Living Facilities, Inc.; and $2.8 million of capital lease obligations related to the Ontario new homes. These increases were partially offset by a $98.5 million decline in long-term debt related to: the early retirement of $43.5 million (US$34.0 million) of borrowings under ALC’s GE Capital Term Loan; the early

Extendicare Inc. September 2005

retirement of $11.7 million (US$9.5 million) of Industrial Development Revenue Bonds; the early retirement of $6.5 million in mortgages; and $12.1 million of scheduled regular repayments, and a decline of $24.7 million because of the change in the foreign exchange rates.
During the 2005 second quarter, the Company amended its Canadian bank line of credit to increase availability to $50.0 million from $40.0 million. This credit facility supports standby letters of credit, primarily to secure pension obligations, which totalled $39.8 million at the end of September 2005, compared to $38.3 million at the end of December 2004. The Company had $10.2 million available under its Canadian line of credit at the end of September 2005.
After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at September 30, 2005, was approximately 7.5% compared to 7.3% at December 31, 2004. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 46.6% of the long-term debt was effectively at fixed rates at the end of September 2005, compared to 44.5% at the end of 2004.
As at September 30, 2005, certain of EHSI’s long-term debt instruments are secured by assets of, and have restrictive covenants that apply to EHSI, exclusive of ALC and its subsidiaries. Certain long-term debt instruments of ALC and its subsidiaries are secured by, and have restrictive covenants that apply only to ALC, and to specific subsidiaries of ALC. Additional information related to these long-term debt instruments are outlined in note 9 of the unaudited interim consolidated financial statements for the nine months ended September 30, 2005. EHSI and ALC are in compliance with all of their respective financial covenants as of September 30, 2005.
Interest Rate Swap and Cap Arrangements

To hedge its exposure to fluctuations in the market value, EHSI has two interest rate swap and two interest rate cap agreements relating to its 9.5% Senior Notes due 2010 (the “2010 Senior Notes”) and 6.875% Senior Subordinated Notes due 2014 (the “2014 Notes”), for a notional US$275.0 million. The interest rate swap arrangements are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%. Under the terms of the cap arrangements, the counterparty can call the cap if the respective swap is terminated. Neither of the cap arrangements qualifies as a hedging instrument under GAAP, and therefore, changes in market value are recorded in earnings.
As of September 30, 2005, the fair value of the cap for a notional US$150.0 million, expiring in 2010, was an asset of $0.4 million (US$0.4 million), and the fair value of the cap for a notional US$125.0 million, expiring in 2014, was a liability of $7.0 million (US$6.0 million). The fair values of the interest rate caps are dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. In 2005 market changes relating to these factors resulted in a decline in the value of EHSI’s interest rate caps and a valuation adjustment expense of $2.6 million (US$2.1 million) for the nine months ended September 30, 2005.
Normal Course Issuer Bid and Purchase Obligation

The Company has been acquiring its common shares for cancellation since 1998 pursuant to normal course issuer bids. Since 1998 the Company has acquired 8,805,200 Multiple Voting and Subordinate Voting shares at a cost of $51.3 million, or an average cost of $5.82 per share. To date in 2005, the Company acquired 664,100 Subordinate Voting and Multiple Voting shares at a cost of $11.5 million, or an average cost of $17.33 per share, under a bid which expires on November 28, 2005. Subject to regulatory approval, the Board of Directors of the Company intends to commence a Normal Course Issuer Bid on November 29, 2005, for just less than 5% each of the Company’s outstanding Subordinate Voting, Multiple Voting and Class II Preferred, Series 1 shares. In addition, the Company is obliged to make its best efforts to acquire 71,637 of its Class I Preferred Shares, Series 2 annually on the open market. To date in 2005, the Company has acquired 9,000 Class I Preferred Shares, Series 2 at a cost of $224,250.
Stock Option Plan

As of September 30, 2005, the Company had 3,084,225 Subordinate Voting Shares reserved under its Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Stock Option Plan”), of which 1,877,000 Subordinate Voting Shares were granted. Of the options granted, 648,250 were exercisable at a weighted average exercise price of $5.76. During the first nine months of 2005, 531,000 options were awarded at a weighted average exercise price of $18.01, and included tandem SARs. The 2005 grants vest equally over the first four years and expire at the end of 10 years. During the first nine months of 2005, 723,650 Subordinate Voting Shares were issued on the exercise of stock options.

Extendicare Inc. September 2005

Future Liquidity and Capital Resources

Management believes that cash from operations and from anticipated growth, together with available bank credit facilities will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay dividends. At September 30, 2005, EHSI had US$95.9 million available under its Credit Facility, and Extendicare’s Canadian operations had cash and available bank lines totalling $45.1 million.
In 2005 the Company’s Board of Directors implemented the first quarterly dividend on its common shares since 1991. This year, the Board has declared dividends of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share payable on each of May 16, August 15, and November 15. Based on the number of common shares currently outstanding, this translates to an annual common dividend payout of $12.5 million. Future declarations of dividends are at the discretion of the Board of Directors.
EHSI is in the midst of completing Phase I and II of its construction program. Phase I consists of seven development projects to add 165 units, of which four projects for 106 units were completed in 2004, two projects for 43 units have been completed thus far in 2005, and the remaining project is to be completed in the first quarter of 2006. Phase II represents 14 projects to add 337 assisted living units and 153 nursing beds during 2005 through 2007. Five of these projects have been completed: three of which were completed in April 2005, adding 110 assisted living units; and two were completed in the 2005 third quarter, representing two new assisted living facilities totalling 90 units. To the end of September 30, 2005, the Company had spent $45.6 million (US$35.7 million) on these projects, of which $20.0 million (US$16.4 million) was incurred during the first nine months of 2005. EHSI estimates that a further $42.4 million (US$36.5 million) will be required to complete them, for which purchase commitments of $9.4 million (US$8.1 million) were outstanding at the end of September 2005.
In addition, EHSI had other capital expenditure purchase commitments of $9.8 million (US$8.4 million) and ECI had commitments totalling $2.4 million outstanding at the end of September 2005.
Contractual Obligations

The acquisition of ALC in January 2005 resulted in significant changes to the Company’s contractual obligations associated with the assumption of new debt, capital leases and operating leases. The table below provides aggregated information about the Company’s contractual obligations at September 30, 2005, excluding self-insured liabilities, pension and other retirement benefit obligations.

		To the
		end of	2006 -	2008 -	After
(millions of dollars)	Total	2005	2007	2009	2009

Canadian Operations
Long-term debt	134.0	0.9	18.1	25.1	89.9
Capital lease obligations	280.5	3.2	25.9	25.9	225.5
Operating lease obligations	6.1	0.5	2.4	1.7	1.5
United States Operations
Long-term debt	542.3	25.8	10.9	32.1	473.5
Capital lease obligations	17.9	0.3	2.7	14.9	—
Operating lease obligations	183.1	6.2	41.8	39.7	95.4

Accrual for Self-insured Liabilities

At September 30, 2005, the Company’s accrual for self-insured general and professional liabilities was $73.7 million compared to $78.5 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $3.5 million in the first nine months of 2005, and the change in the foreign exchange rate decreased the balance by $2.4 million. This was offset by an increase in the accrual for self-insured liabilities of $1.1 million from the acquisition of ALC. Insurance coverage for ALC’s operations has been integrated with that of the Company’s. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in the first nine months of 2005 and 2004 for potential general and professional liability claims were $10.7 million and $11.2 million, respectively. The 2005 provision declined from 2004, because it included a release of reserves of $1.2 million during the 2005 third quarter, as a result of an interim independent actuarial review. Payments for self-insured liabilities during the same periods were $14.2 million and $21.4 million, respectively. Payments made for resident care liability claims have been in excess of the current accrual levels because the Company is still settling claims related to its discontinued operations, for which provisions were previously recorded. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. Payments made for these claims have tapered off, reflecting the wind-down of claims associated with these discontinued operations. Management anticipates that all claims associated with the past Florida and Texas operations will be settled by the end of 2006.

Extendicare Inc. September 2005

Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. The Company completed an interim independent actuarial review during the 2005 third quarter, which resulted in a release of $1.2 million (US$1.0 million) of the Company’s reserves of its captive insurance company, and confirmed the adequacy of the balance of the reserves for resident care liability claims as at September 30, 2005. The Company estimates that $22.7 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in the Company’s control and therefore, estimates could change in the future. Management believes the Company has provided sufficient reserves as of September 30, 2005 for estimated costs of self-insured liabilities.
The Company invests funds to support the accrual for self-insured liabilities. These funds are reported in other assets and totalled $39.1 million at the end of September 2005, compared to $48.9 million at the end of 2004. Most of the risks that the Company self-insures are long-term in nature and, accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.
Off-balance Sheet Arrangements

The Company has two interest rate swap arrangements, as discussed under the section “Liquidity and Capital Resources — Capital Structure — Interest Rate Swap and Cap Arrangements”. As of September 30, 2005, the fair value of the interest rate swaps designated as fair value hedges was an asset of $3.7 million (US$3.2 million) and was offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which were off-balance sheet amounts.
Credit and Interest Rates

The Company uses interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps to limit exposure to increases in market interest rates.
For the Company’s variable-rate debt, changes in interest rates generally do not impact the market value of the debt instruments, but do affect the Company’s future income and cash flows. At September 30, 2005, the Company had $316.2 million (US$271.9 million) of fixed-rate debt outstanding that had been effectively converted to variable-rate debt using interest rate swaps. Assuming that the balance of this debt remains constant, each one percentage point increase (decrease) in the six-month LIBOR will result in an annual increase (decrease) in interest expense, and a corresponding decrease (increase) in cash flows, of approximately US$2.7 million. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%.
In addition, EHSI had $125.3 million (US$107.8 million) of variable rate debt outstanding at September 30, 2005, whose rates generally move in a manner similar to the six-month LIBOR. Assuming that the balance of this debt remains constant, each one percentage point increase (decrease) in the six-month LIBOR will result in an annual increase (decrease) in interest expense, and a corresponding decrease (increase) in cash flows, of approximately US$1.1 million.

Extendicare Inc. September 2005

The table below presents principal, or notional, amounts and related weighted average interest rates by year of maturity for the Company’s debt obligations and interest rate swaps as of September 30, 2005. It incorporates only exposures that existed at that date and does not consider exposures or positions that could arise subsequently or future interest rate movements. As a result, the information has limited predictive value. The Company’s ultimate results with respect to interest rate fluctuations will depend on the exposures that occur, hedging strategies at the time and interest rate movements.

		Expected Maturities to December 31
						After
(thousands of dollars unless otherwise noted)	2005	2006	2007	2008	2009	2009	Total

Canadian Operations
Long-term debt
Fixed rate	927	13,883	4,219	20,784	4,327	89,908	134,048
Average interest rate	9.08%	8.55%	9.23%	6.71%	9.81%	9.81%	9.18%
Capital lease obligations (fixed rate)	570	2,450	2,651	2,868	3,104	122,649	134,292
Average interest rate	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%
United States Operations
Long-term debt
Fixed rate	1,215	3,709	7,209	30,735	1,406	372,646	416,920
Average interest rate	5.13%	5.73%	6.43%	4.82%	5.50%	8.02%	7.71%
Variable rate	24,662	337	452	133	—	99,742	125,326
Average interest rate	2.63%	4.94%	4.94%	4.94%	—	5.49%	4.94%
Capital lease obligations (fixed rate)	101	454	517	587	12,652	—	14,311
Average interest rate	6.04%	6.17%	6.32%	6.46%	6.36%	—	6.36%
Interest rate swaps (fixed to variable):
Notional amount	—	—	—	—	—	319,743	319,743
Average pay rate (variable rate)	—	—	—	—	—	7.68%	7.68%
Average receive rate (fixed rate)	—	—	—	—	—	8.31%	8.31%
Interest rate caps				—
Notional amount	—	—	—	—	—	319,743	319,743

Controls and Procedures
Evaluation of Disclosure Controls and Procedures

The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer, and Senior Vice-President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the 2005 quarter. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer, and Senior Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the 2005 quarter, to ensure that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this quarterly report was being prepared.
Changes in Internal Control

There was no change in the Company’s internal control over financial reporting that occurred during the 2005 quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Changes in Accounting Policies

The Company’s significant accounting policies are set out in note 1 of the audited consolidated financial statements of the Company’s 2004 Annual Report. During 2005, the Company adopted the following new accounting policy as a result of new accounting standards.
Non-Monetary Transactions

In June 2005 the CICA issued Handbook Section 3831 “Non-Monetary Transactions” to revise and replace the current standards on non-monetary transactions. The Company has chosen early adoption of this policy, as permitted, effective with the interim period beginning July 1, 2005. The revised standards on non-monetary transactions require that all non-monetary transactions be measured at fair value unless: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the

Extendicare Inc. September 2005

same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. During the 2005 third quarter, the Company’s exercise of its Omnicare warrant was a non-monetary transaction, and on the basis of these revised standards, was measured at the fair value of the shares received, resulting in a pre-tax gain of $10.8 million. There were no other non-monetary transactions that occurred during 2005.
New Accounting Policies

The following are new accounting policies that have been issued, and will impact the Company at a future date.
Financial Instruments, Hedges and Comprehensive Income

The CICA has issued three new accounting rules that are summarized below, and which will be effective for the Company on January 1, 2007. Early adoption will be permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004 and in which interim financial statements have not been issued. In addition, CICA Handbook Section 1530 “Comprehensive Income” and Handbook Section 3865 “Hedges” must be adopted at the same time.
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require financial assets and liabilities, including derivative financial instruments, to be carried at fair value. The fair values will be recognized in opening equity and results for prior periods will not be restated. Unrealized gains and losses on financial assets that are held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded as other comprehensive income and will form part of shareholders’ equity. The impact of implementing these new standards is not yet determinable, as they will be dependent on the fair values of the financial instruments in the future.
Forward-looking Statements

Information provided by the Company from time to time, including this quarterly report, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or a similar expression.
Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.
Additional Information

Additional information about Extendicare, including the Company’s Annual Information Form may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. A copy of this document and other public documents of the Company are available upon request to the Corporate Secretary.

Extendicare Inc. September 2005

EXTENDICARE INC.
Consolidated Statements of Earnings
(unaudited)

	Three months ended		Nine months ended
(thousands of dollars except per share amounts)	September 30		September 30
	2005	2004	2005	2004

Revenue
Nursing and assisted living centres
United States	346,216	299,736	1,063,971	878,645
Canada	96,555	92,289	281,609	272,655
Outpatient therapy – U.S.	3,467	3,722	10,422	11,316
Home health – Canada	31,787	31,915	94,210	95,868
Other	9,769	9,709	31,104	29,870

	487,794	437,371	1,481,316	1,288,354
Operating and administrative costs	412,191	369,086	1,250,632	1,102,153

Earnings before undernoted	75,603	68,285	230,684	186,201

Lease costs	8,053	3,976	22,979	12,309
Depreciation and amortization	17,527	13,548	50,179	41,143
Interest, net	15,876	11,258	45,788	33,871
Valuation adjustment on interest rate caps	(146)	2,613	2,599	8,478
Loss (gain) from asset disposals, impairment and other items	(11,918)	5,399	(12,911)	(2,857)

Earnings from continuing operations before income taxes	46,211	31,491	122,050	93,257

Income taxes
Current	17,612	14,958	41,485	47,472
Future (reduction)	(541)	(3,425)	4,638	(18,249)

	17,071	11,533	46,123	29,223

Earnings from continuing health care operations	29,140	19,958	75,927	64,034
Share of equity accounted earnings	764	1,083	3,053	4,119

Earnings from continuing operations	29,904	21,041	78,980	68,153
Discontinued operations, net of income taxes	(928)	(1,429)	(6,598)	(1,860)

Net earnings	28,976	19,612	72,382	66,293

Earnings per Subordinate Voting Share
Basic
Earnings from continuing operations	0.44	0.31	1.16	0.99
Net earnings	0.43	0.29	1.06	0.96
Diluted
Earnings from continuing operations	0.44	0.30	1.14	0.97
Net earnings	0.42	0.28	1.05	0.94
Earnings per Multiple Voting Share
Basic
Earnings from continuing operations	0.41	0.31	1.08	0.99
Net earnings	0.40	0.29	0.98	0.96
Diluted
Earnings from continuing operations	0.41	0.30	1.06	0.97
Net earnings	0.39	0.28	0.97	0.94

Extendicare Inc. September 2005	25

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
(thousands of dollars)	September 30		September 30
	2005	2004	2005	2004

Cash provided by (used in) operations
Net earnings	28,976	19,612	72,382	66,293
Adjustments for:
Depreciation and amortization	17,835	14,142	51,458	42,964
Provision for self-insured liabilities	2,951	3,706	10,694	11,218
Payments for self-insured liabilities	(4,199)	(12,827)	(14,164)	(21,365)
Future income taxes	(1,483)	(3,425)	822	(18,249)
Valuation adjustment on interest rate caps	(146)	2,613	2,599	8,478
Loss (gain) from asset disposals, impairment and other items	(13,478)	5,399	(7,402)	(2,857)
Undistributed share of equity accounted earnings, net of dividends received	(764)	(1,083)	(3,053)	11,473
Other	(217)	597	(477)	1,658

	29,475	28,734	112,859	99,613
Net change in operating working capital, excluding cash
Accounts receivable	12,569	(2,654)	(23,083)	7,417
Inventories, supplies and prepaid expenses	1,948	824	(5,647)	(4,777)
Accounts payable and accrued liabilities	(12,277)	(5,217)	3,774	(7,609)
Income taxes	6,053	1,741	1,188	14,135

	37,768	23,428	89,091	108,779

Cash provided by (used in) investment activities
Property and equipment	(20,577)	(13,980)	(56,777)	(47,640)
Acquisitions, net of cash acquired (note 4)	—	—	(181,315)	(8,750)
Net proceeds from dispositions	11,175	10,393	11,175	42,496
Other assets	10,085	(2,770)	14,420	24,863

	683	(6,357)	(212,497)	10,969

Cash provided by (used in) financing activities
Issue of long-term debt	27,747	—	104,748	170,480
Repayment of long-term debt	(45,541)	(16,866)	(73,393)	(281,029)
Decrease in investments held for self-insured liabilities	540	103	8,426	5,150
Financing costs	(1,156)	4	(1,310)	(16,293)
Purchase of shares for cancellation	(132)	(1,813)	(11,717)	(3,565)
Dividends paid	(3,304)	(132)	(6,798)	(482)
Other	6,053	576	11,387	4,023

	(15,793)	(18,128)	31,343	(121,716)

Foreign exchange loss on cash held in foreign currency	(1,739)	(2,391)	(834)	(423)

Increase (decrease) in cash and cash equivalents (1)	20,919	(3,448)	(92,897)	(2,391)
Cash and cash equivalents at beginning of period	42,377	75,903	156,193	74,846

Cash and cash equivalents at end of period	63,296	72,455	63,296	72,455

Supplementary Cash Flow Information
Cash interest paid in determination of earnings	17,217	14,064	47,622	43,326
Cash taxes paid	11,876	12,356	39,795	32,217

(1) Cash and cash equivalents represent cash and short-term investments.

Extendicare Inc. September 2005	26

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(thousands of dollars)	2005	2004

Assets
Current assets
Cash and short-term investments	63,296	156,193
Marketable securities (market value $15,625)	13,913	—
Accounts receivable	168,055	140,761
Income taxes recoverable	994	2,916
Future income taxes	17,915	19,296
Inventories, supplies and prepaid expenses	26,421	13,312

	290,594	332,478
Property and equipment	1,093,602	767,401
Assets held for sale	1,603	—
Goodwill and other intangible assets	95,422	89,683
Other assets	139,793	168,238

	1,621,014	1,357,800
Equity accounted investments	71,684	68,531

	1,692,698	1,426,331

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	31,073	30,611
Accrued liabilities	207,526	184,235
Accrual for self-insured liabilities	22,673	30,050
Current maturities of long-term debt	34,611	7,251

	295,883	252,147
Accrual for self-insured liabilities	51,050	48,487
Long-term debt	790,286	613,651
Other long-term liabilities	46,190	34,879
Future income taxes	16,149	20,180

	1,199,558	969,344
Share capital and contributed surplus	312,468	312,707
Retained earnings	205,871	151,903
Foreign currency translation adjustment account	(25,199)	(7,623)

	1,692,698	1,426,331

Closing US/Cdn. dollar exchange rate	1.1627	1.2020

EXTENDICARE INC.
Consolidated Statements of Retained Earnings
(unaudited)

	Nine months ended
(thousands of dollars)	September 30
	2005	2004

Retained Earnings
Balance at beginning of period	151,903	31,959
Earnings for the period	72,382	66,293
Purchase of shares in excess of book value	(8,478)	(2,087)
Preferred share dividends	(508)	(488)
Common share dividends	(9,428)	—

Balance at end of period	205,871	95,677

Extendicare Inc. September 2005	27

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
1. Basis of Presentation
The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries, Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated. These unaudited interim consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2004 Annual Report.
Certain comparative figures for the 2004 reported periods have been reclassified to conform to the presentation in 2005, mainly for the disclosure of discontinued operations as described in note 3.
2. Change in Accounting Policies
Effective July 1, 2005, the Company elected early adoption of the new Handbook Section 3831 “Non-Monetary Transactions”, which the CICA issued in June 2005. The revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006, and early adoption is permitted as of the beginning of a fiscal or interim period on or after July 1, 2005. The standard requires that all non-monetary transactions be measured at fair value unless: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. A non-monetary transaction has commercial substance when an entity’s future cash flows are expected to change significantly as a result of the transaction.
3. Discontinued Operations
In the third quarter of 2005, EHSI sold six leased nursing properties and commenced plans to dispose of three nursing facilities in Minnesota and one leased facility in Wisconsin. As a result, the Company has reclassified property and equipment related to these properties with a net book value of $1.6 million (US$1.4 million) as of September 30, 2005, to assets held for sale, and has reported their results of operations and related gains or losses as discontinued operations.
The Company has two geographic segments for reporting purposes, and the discontinued operations were part of its United States segment. The Company has adjusted its disclosure of segmented reporting to reflect these discontinued operations.
The following is a summary of the components of the results of discontinued operations.

	Three months ended		Nine months ended
(thousands of dollar except per share amounts)	September 30		September 30
	2005	2004	2005	2004

Revenue	6,015	8,230	19,498	32,458
Operating costs	8,859	9,973	23,773	33,750
Depreciation	308	594	1,279	1,821
Interest income	(39)	(47)	(147)	(133)

Loss before the undernoted	(3,113)	(2,290)	(5,407)	(2,980)
Impairment charge on assets held for sale	(2,427)	—	(9,496)	—
Gain on sale of Florida leased facilities	3,987	—	3,987	—

Loss of discontinued operations before income taxes	(1,553)	(2,290)	(10,916)	(2,980)
Income tax recovery	625	861	4,318	1,120

Loss of discontinued operations after income taxes	(928)	(1,429)	(6,598)	(1,860)

Loss per Subordinate Voting Share
Basic	(0.01)	(0.02)	(0.10)	(0.03)
Diluted	(0.02)	(0.02)	(0.09)	(0.03)

Loss per Multiple Voting Share
Basic	(0.01)	(0.02)	(0.10)	(0.03)
Diluted	(0.02)	(0.02)	(0.09)	(0.03)

Extendicare Inc. September 2005	28

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
Below is a more detailed explanation of the discontinued operations summarized above.
Sale of Florida Leased Properties
On August 31, 2005, EHSI concluded the sale of six leased nursing facilities in Florida for net proceeds of $11.2 million (US$9.4 million), resulting in a pre-tax gain of $4.0 million (US$3.4 million). The facilities were purchased by Senior Health Properties – South, Inc., which exercised its purchase option according to its lease agreement of December 2000. As part of this transaction EHSI collected in full, advances of $3.7 million (US$3.2 million).
Minnesota Nursing Properties
In the third quarter of 2005, due to the poor financial performance of the facilities, EHSI made the decision, with the State of Minnesota’s approval, to close three nursing facilities (343 beds) located in Minneapolis/St. Paul, Minnesota and actively pursue the disposition of the properties on the market. As a result, the Company has reclassified the financial results of these three nursing facilities as discontinued operations and recorded an impairment charge of $2.4 million (US$2.1 million) based upon its initial valuation of the properties. EHSI plans to vacate all residents from two of the three nursing facilities by December 31, 2005, and to date several parties have expressed interest in the vacated properties.
Lakeside Nursing Facility of Wisconsin
In 2004, as a result of facility citations for survey deficiencies in the Lakeside nursing home, located in Chippewa Falls, Wisconsin, EHSI had agreed with the State of Wisconsin to transfer the operations under a three-year lease arrangement, effective August 1, 2004, to Lakeside Health L.L.C. (Lakeside Health). Lakeside Health is a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine), another long-term care provider. In the third quarter of 2005, EHSI and Benedictine notified the State of Wisconsin of their joint decision to terminate the lease agreement, to relocate all residents and to close the nursing facility. In addition, EHSI initiated actions to sell the property. As a result, the Company has reclassified the financial results of the nursing facility, both prior to the transfer of facility to Lakeside Health and thereafter, as discontinued operations. EHSI is currently pursuing various options in terms of the disposition of the property. Lakeside Health reported a net loss of $2.3 million (US$1.9 million) and $5.8 million (US$4.7 million) for the three months and nine months ended September 30, 2005, respectively. EHSI has provided for possible non-collection of advances to Lakeside Health in its statements of earnings. As of September 30, 2005, EHSI has a receivable of $1.6 million (US$1.4 million) for advances to Lakeside Health. These advances are secured by a first security interest in Lakeside Health’s accounts receivable and are repayable from the assets and future cash flow of Lakeside Health, if any. In the second quarter of 2005, EHSI recorded an asset impairment provision of $7.1 million (US$5.7 million) to reduce the carrying value of the Lakeside property to $0.5 million (US$0.4 million).
4. Acquisitions
On June 1, 2005, EHSI acquired a 127-bed nursing home in Elsmere, Kentucky for cash of $10.3 million (US$8.2 million). The net assets acquired, and the preliminary allocation of the purchase price, are included in the table below.
On January 31, 2005, the shareholders of Assisted Living Concepts, Inc. (ALC) approved the merger and acquisition agreement with EHSI and EHSI completed the acquisition for cash of US$144.3 million. On January 31, 2005, ALC had a portfolio of 177 assisted living properties, which were comprised of 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI operated. The Company financed the acquisition by drawing US$60.0 million on EHSI’s revolver loan, using US$29.3 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare. ALC had operating cash on hand of $8.1 million (US$6.5 million) at the date of acquisition. ALC’s financial results for the eight months ended September 30, 2005, are included in the consolidated results of the Company for the nine months ended September 30, 2005. The acquisition was accounted for as a purchase transaction. Included in the following table, is the Company’s estimated impact of the acquisition and the allocation of the purchase price as of September 30, 2005. There has been no change in the allocation of the purchase price reported at June 30, 2005. As part of the allocation of the purchase price, a value of $7.9 million (US$6.4 million) was assigned to resident relationships and classified as intangible assets. The Company will complete the valuation of ALC’s net assets acquired by the end of 2005, and until such time, the preliminary purchase price allocation may be adjusted.

Extendicare Inc. September 2005	29

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
The following is a summary of the allocation of purchase price to acquired assets and liabilities as at September 30, 2005.

	ALC		Nursing Home
(millions of dollars)	Acquisition		Acquired		Total
	US$	C$	US$	C$	C$

Assets
Current assets	17.9		—
Property and equipment	284.2		7.3
Goodwill and other intangible assets	8.9		0.9
Other long-term assets	1.5		—
Future income taxes	4.5		—

Total assets	317.0	393.5	8.2	10.3	403.8

Liabilities
Current liabilities	23.3		—
Long-term debt	141.0		—
Other long-term liabilities	8.4		—

Total liabilities	172.7	214.4	—	—	214.4

Purchase price	144.3	179.1	8.2	10.3	189.4

In January 2005 EHSI entered into a Memorandum of Understanding (MOU), and later two new master lease agreements, with LTC Properties, Inc. (LTC) in respect of 37 facilities leased to ALC by LTC. Under the terms of the MOU and master lease agreements, which became effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. Formerly, the 37 leases had expiration dates ranging from 2007 through 2015. Under the terms of the master lease agreements, the initial 10-year lease term commenced on January 1, 2005, and there are three successive 10-year lease renewal terms to be exercised at the option of EHSI. There are no significant economic penalties to EHSI if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2005 through 2008 will be US$9.4 million, US$9.8 million, US$10.2 million and US$10.7 million, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any renewal term will increase by a minimum of 2% over the minimum rent of the immediately preceding year. The MOU provides that LTC will not assert certain events of default against ALC under the original leases. The Company accounts for the effect of scheduled rent increases on a straight-line basis over the lease term (note 12).
In June 2004 EHSI acquired four nursing homes (321 beds) located in Indiana for cash of $6.9 million (US$5.0 million). In February 2004 EHSI acquired for cash of $1.9 million (US$1.4 million) a skilled nursing facility in Washington that it had operated previously under lease arrangements.

Extendicare Inc. September 2005	30

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
5. Loss (Gain) from Asset Disposals, Impairment and Other Items

	Three months ended		Nine months ended
(thousands of dollars)	September 30		September 30
	2005	2004	2005	2004

Loss (gain) from dispositions
United States
Completion of U.S. divestiture	—	—	—	(6,616)
Sale of nursing and assisted living facilities	—	753	—	753
Canada sale of nursing and retirement homes	—	(599)	—	(13,256)

Issuance and retirement of debt
Tender and call premiums	—	—	—	7,805
Legal expenses	—	—	—	390
Write-off of deferred financing costs	—	—	337	3,167
Bond discount and foreign exchange	—	—	—	(771)
Termination of interest rate swap and cap	—	—	—	(3,661)

Loss (gain) of investments in Omnicare	(11,698)	5,046	(11,698)	5,046
Provision for impairment of U.S. nursing homes	—	—	—	2,125
Loss on repayment of notes due from Tandem	—	—	—	1,720

Sale of non-core assets and other	(220)	199	(1,550)	441

	(11,918)	5,399	(12,911)	(2,857)

2005
On September 16, 2005, EHSI received 164,000 common shares of Omnicare, Inc. (Omnicare) plus cash of US$47,000 for fractional shares resulting from a warrant agreement received as part of the sale of its pharmacy business in 1998. EHSI executed with Omnicare, an amendment to this warrant agreement to permit largely a cashless exercise using the difference between the average 10-day trading price of Omnicare’s common stock and the US$48.00 exercise price of the warrant for 1,500,000 shares. The amendment also lifted restrictions of the warrant on the subsequent sale of shares by EHSI. In the third quarter of 2004, EHSI had written off the full carrying value of the warrant by $5.0 million (US$4.0 million) because it was believed at that time that the decline in Omnicare’s share price made it unlikely that the trading price of the shares would exceed the exercise price of the warrant by its September 16, 2005, expiration date.
The non-monetary exchange on September 16, 2005, was accounted for at the fair value of the shares received and resulted in a pre-tax gain of $10.8 million (US$9.2 million). Separately, 50,000 of 125,000 common shares of Omnicare that Extendicare held were also sold in September for proceeds of $3.1 million (US$2.7 million), resulting in a pre-tax gain of $0.9 million. The combined pre-tax gain from the exchange of the warrant and sale of the shares was $11.7 million. At September 30, 2005, the Company held 239,000 shares of Omnicare with a book value of $13.9 million, carried at the lower of cost or market.
The Company had the following sales of non-core assets during 2005: Extendicare sold assets for proceeds of $0.2 million resulting in a pre-tax gain of $0.2 million in the third quarter; EHSI sold assets for approximately $1.2 million (US$1.0 million) for a pre-tax gain of $0.8 million in the second quarter; and EHSI sold assets for $2.3 million (US$1.9 million) for a pre-tax gain of $0.5 million in the first quarter. For these transactions, the combined proceeds were $3.7 million and the pre-tax gains were $1.5 million. Also, in the first quarter EHSI prepaid in full $11.7 million (US$9.5 million) of Industrial Development Revenue Bonds and prepaid a mortgage of $6.5 million (US$5.3 million) that resulted in the pre-tax write off of $0.3 million of deferred financings costs.
2004
In the second quarter of 2004, EHSI concluded the sale with Greystone Tribeca Acquisition, L.L.C. (Greystone) of the divestiture agreement for 15 Florida nursing and assisted living facilities previously owned and operated by EHSI, which Greystone had operated since September 2000. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. In June 2004 EHSI received US$10.0 million as final payment of the contingent consideration resulting in a pre-tax gain of $6.6 million (US$4.9 million).

Extendicare Inc. September 2005	31

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
In August 2004 EHSI disposed of its Arkansas operation, which consisted of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus. Gross sale proceeds were $8.0 million (US$6.1 million) and consisted of cash and a $1.2 million (US$0.9 million) five-year note, resulting in a pre-tax loss of $0.8 million (US$0.6 million).
In September 2004 ECI sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5.5 million, which resulted in a pre-tax gain of $0.6 million. Of the proceeds, $4.7 million was used to retire $3.2 million of long-term debt related to the home and to pay $1.5 million for other costs of disposition. In February the Company reported a gain on sale of two Ontario homes (275 beds) for gross proceeds of $19.6 million resulting in a pre-tax gain of $12.7 million. A portion of the proceeds were used to retire long-term debt of $6.6 million associated with the homes.
In the second quarter of 2004, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), the Company booked the following amounts: the consolidated net premiums paid for the early redemption of the 2007 Notes of $7.8 million (US$5.8 million); legal fees of $0.4 million (US$0.3 million); the write-off of deferred financing charges of $3.2 million (US$2.4 million); and a gain from unamortized bond discount and foreign exchange of $0.8 million. In addition, pursuant to the termination of the former interest rate swap and cap arrangements, a consolidated net gain of $3.7 million (US$2.7 million) was recorded.
Also, in the second quarter of 2004, EHSI accepted a cash pre-payment of US$16.2 million for US$17.0 million of notes receivable due 2007 from Tandem Health Care, Inc. from a previous divestiture. After payment of associated selling expenses of US$0.5 million, EHSI recorded a pre-tax loss of $1.7 million (US$1.3 million). In addition, EHSI made a formal decision to close an 86-bed nursing home based upon its evaluation of two nursing facilities that operated adjacent to one another in Indiana, both of which required capital renovations. After its evaluation, management decided, subject to state approval, to consolidate the two operations into one renovated facility that upon completion would accommodate all residents within both facilities, after decreasing the total available nursing beds by 46. The consolidation of the two operations was approved by the State of Indiana and was completed by June 2005. As a result of the decision to close the one facility in the second quarter of 2004, EHSI recorded a provision for impairment of long-lived assets of $2.1 million (US$1.6 million).
In the first and third quarters of 2004, EHSI prepaid in full US$13.0 million and US$9.5 million, respectively, of Industrial Development Revenue Bonds that resulted in the pre-tax write-off of $0.6 million of deferred financing costs. In Canada ECI sold non-core assets for a pre-tax gain of $0.2 million in the second quarter.
6. Property and Equipment
As of September 30, 2005, outstanding capital expenditure commitments totalled $2.4 million for ECI and $19.2 million (US$16.5 million) for EHSI, including EHSI’s development projects. At September 30, 2005, EHSI had 10 development projects in progress as part of its Phase I and Phase II construction plans, which are expected to add 153 nursing beds and 153 assisted living units during 2005 through 2007. The total estimated cost of these 10 projects was $45.6 million (US$39.2 million) of which US$2.7 million had been spent to September 30, 2005.
7. Goodwill and Other Intangible Assets
As a result of acquisitions in the first nine months of 2005, goodwill increased by $4.2 million (US$3.4 million) and intangible assets increased by $7.9 million (US$6.4 million). The intangible asset increase represents resident relationships that are being amortized over three years. Also included in goodwill and other intangible assets are intangible assets related to leasehold rights, which are amortized over the term of the lease including renewal options. As at September 30, 2005, intangible assets had a gross carrying value of $19.0 million and accumulative amortization of $12.0 million, for a net book value of $7.0 million. The aggregate amortization expense for each of the nine-month periods ended September 30, 2005 and 2004, was $2.8 million and $1.1 million, respectively.
8. Equity Accounted Investments
Extendicare’s share of Crown Life Insurance Company’s (Crown Life) earnings for each of the nine-month periods ended September 30, 2005 and 2004, was $3.9 million and $5.3 million, respectively. The Company’s share of Salumatics Inc.’s losses in the first nine months of 2005 was $0.8 million after applying amounts previously reserved, and for the first nine months of 2004 the share of losses was $1.2 million. In the first nine months of 2005 there were no dividends paid by Crown Life, while in the first nine months of 2004 Extendicare received a cash dividend of $15.6 million or $14.00 per share of Crown Life.

Extendicare Inc. September 2005	32

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
9. Long-term Debt
The acquisition of ALC by EHSI on January 31, 2005, resulted in EHSI assuming long-term debt of ALC, including current maturities of long-term debt, of US$144.4 million and borrowings of US$60.0 million under its former credit facility to finance the transaction. In August 2005 EHSI amended and restated its former credit facility to refinance and pay certain of its debt instruments.
As of September 30, 2005, and December 31, 2004, the Company’s long-term debt consisted of:

	September 30		December 31
	2005		2004
(millions of dollars)	US$	C$	US$	C$

Payable in United States dollars
EHSI
Senior Subordinated Notes at 6.875%, due 2014	122.2	142.1	122.0	146.7
Senior Notes at 9.50%, due 2010	149.7	174.1	149.7	180.0
Term Loan at variable rates, due 2010	85.8	99.7	—	—
Notes payable at varying rates, maturing through to 2008	0.9	1.0	6.3	7.6
Mortgages and Industrial Development Revenue Bonds, 6.25% to 13.61%, maturing through to 2008	5.0	5.9	13.9	16.6

	363.6	422.8	291.9	350.9

ALC
Red Mortgage Capital Note at 6.24%, due 2014	36.7	42.7		—
DMG Mortgage notes payable, 7.58% to 8.65%, due 2008	27.5	32.0		—
Revenue Bonds at variable rates, maturing through 2018	21.2	24.6		—
Oregon Trust Deed Notes, 0.25% to 10.90%, maturing 2020 through to 2026	9.7	11.2		—
HUD Insured Mortgages, 7.40% to 7.55%, due 2036	7.7	9.0		—
Capital lease obligations, 2.84% to 13.54%, maturing through to 2009	12.3	14.3		—

	115.1	133.8		—

Payable in Canadian dollars
EI and Canadian Subsidiaries
Mortgages, 5.81% to 9.81%, maturing through 2013		134.0		136.8
Obligations under capital leases		134.3		133.2

		268.3		270.0

		824.9		620.9
Less: due within one year and included in current liabilities		34.6		7.2

		790.3		613.7

Specific information related to ALC’s long-term debt acquired and changes to the Company’s long-term debt, including EHSI’s credit facility, are described below.
Term Loan and Revolving Credit Facility
On August 4, 2005, EHSI amended and restated its former credit facility to: increase the total borrowing capacity from US$155.0 million to US$200.0 million, comprised of an US$86.0 million term loan (the “Term Loan”) and a US$114.0 million revolving credit facility (the “Credit Facility”); reduce the cost of borrowing; and provide increased financial flexibility.
As a result of this, on August 4, 2005, EHSI borrowed US$86.0 million under the Term Loan and US$13.9 million under the Credit Facility, repaid in full US$64.0 million under the former credit facility, terminated and repaid in full ALC’s US$34.0 million of borrowings under its GE Capital Term Loan and Credit Facility.

Extendicare Inc. September 2005	33

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
The terms of EHSI’s Term Loan and Credit Facility included, among other things, the following changes from its former credit facility:
•	a Term Loan for US$86.0 million with the principal balance payable in equal quarterly instalments of US$215,000 over the first four years, equal quarterly instalments of US$20.6 million over the first three quarters of the last year, and a final principal instalment of US$20.6 million on the maturity date;
•	a reduction in the revolving credit limit by US$41.0 million to US$114.0 million from the US$155.0 million limit under the former credit facility. Upon notice and at the option of the participating lenders, EHSI may increase the credit extended or available by up to US$15.0 million. This increase may be in the form of additional term loans or an increase in the revolving credit limit;
•	a maturity date of July 31, 2010, reflecting an extension of just over one year from the maturity date of the former credit facility;
•	the interest rate spreads over the Eurodollar rate or the base rate, as applicable, have been reduced and fixed at 1.75% per annum for Eurodollar rate loans and 0.75% per annum for base rate loans. Under the former credit facility the interest rate spread ranged from 2.50% per annum to 3.25% per annum for Eurodollar rate loans and from 1.50% per annum to 2.25% per annum for base rate loans, subject in each case, to adjustments based on EHSI’s senior leverage ratio;
•	a provision for a US$10.0 million swing line commitment within the US$114.0 million revolving credit limit;
•	the financial covenants will include ALC’s debt and earnings, whereas the financial covenants under the former credit facility did not. The financial covenants are otherwise substantially the same as under the former credit facility;
•	included procedures for ALC and its subsidiaries to be designated as restricted subsidiaries and guarantors over time. As this occurs, these subsidiaries will become subject to the covenants of the Term Loan and Credit Facility that apply to EHSI’s restricted subsidiaries. Also, EHSI is permitted to make investments in these subsidiaries to the same extent that it is permitted to make investments in its other restricted subsidiaries that have guaranteed the Term Loan and Credit Facility;
•	increased EHSI’s ability to make investments in unrestricted subsidiaries (the unrestricted subsidiaries being ALC and its subsidiaries unless and until they have been designated as restricted subsidiaries) such that EHSI and its restricted subsidiaries may have investments in unrestricted subsidiaries outstanding from time to time up to the sum of the amount of investments in unrestricted subsidiaries at June 30, 2005, plus US$40.0 million;
•	a requirement that ALC’s debt in connection with the US$22.0 million of Revenue Bonds secured by ALC facilities located in the States of Washington, Idaho and Ohio be repaid in full within 180 days after the closing of the Term Loan and Credit Facility. When that repayment occurs, ALC will become a restricted subsidiary under the Term Loan and Credit Facility; and
•	increased EHSI’s ability to make restricted payments to permit annual dividends up to the lesser of (i) 50% of its net income, or (ii) US$25.0 million plus the unused restricted payment amount for the previous fiscal year, or (iii) US$50.0 million.
In January 2005 EHSI had amended its former revolving credit facility to permit a loan from its U.S. parent, Extendicare Holdings, Inc. (EHI), to partially finance the acquisition of ALC. The ALC debt that EHSI assumed in the acquisition was non-recourse to EHSI and its subsidiaries that existed prior to the acquisition of ALC. ALC’s debt and earnings were excluded from existing financial covenants under EHSI’s former credit facility and certain restrictions in EHSI’s former credit facility did not apply to ALC and its subsidiaries. EHSI was restricted from borrowing further under its former credit facility, or with limited exceptions otherwise making investments, to support ALC and its subsidiaries, and all cash flow from ALC was retained within the ALC operation.
The Credit Facility is used to back letters of credit and for general corporate purposes. The Term Loan and Credit Facility is guaranteed by EHI and EHSI’s material domestic subsidiaries, excluding ALC’s unrestricted subsidiaries, and excluding ALC until repayment of the Revenue Bonds. The collective group of ALC subsidiaries that are non-guarantors to the lenders of the Term Loan and Credit Facility have been determined to be minor. The Term Loan and Credit Facility is secured by certain tangible and intangible assets of EHI, EHSI and the subsidiary guarantors (other than ALC’s subsidiaries, and other than ALC until repayment of the Revenue Bonds), including certain real property and, with certain exceptions, substantially all of the personal property of EHI, EHSI and the subsidiary guarantors (other than ALC’s subsidiaries, and other than ALC until repayment of the Revenue Bonds). As a result, the Term Loan and Credit Facility is secured by the same assets as secured the former revolving credit facility; however, it provides for additional security

Extendicare Inc. September 2005	34

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
consisting of 30 assisted living facilities, formerly financed under the GE Capital Term Loan and Credit Facility, and one nursing facility located in Kentucky that was acquired in June 2005. Further guarantees and collateral may be provided as additional subsidiaries of ALC become restricted subsidiaries. As subsidiaries of ALC guarantee or otherwise provide credit support for the Term Loan and Credit Facility, EHSI will be required to cause such subsidiaries to guarantee the 2010 Senior Notes and the 2014 Notes on the same basis as the existing guarantors of the respective notes have guaranteed such notes.
Like the former credit facility, the Term Loan and Credit Facility contain customary covenants and events of default and are subject to various mandatory prepayment and commitment reductions. If an event of default occurs, the lenders may accelerate the maturity of the loans under the Term Loan and Credit Facility, charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the Term Loan and Credit Facility. EHSI is permitted to make voluntary prepayments at any time under the Term Loan and Credit Facility.
As of September 30, 2005, EHSI had borrowings of $99.7 million (US$85.8 million) under the Term Loan, and no borrowings under its Credit Facility. The unused portion of the Credit Facility that was available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$18.1 million, was US$95.9 million as of September 30, 2005.
The Term Loan and Credit Facility require that EHSI comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is in compliance with all of its financial covenants as of September 30, 2005.
Red Mortgage Capital Note 6.24% due 2014
The Red Mortgage Capital Note has a fixed interest rate of 6.24%, has a 25-year principal amortization and is secured by 24 assisted living facilities within ALC. The Red Mortgage Capital Note was entered into by subsidiaries of ALC and is non-recourse to EHSI and its subsidiaries that existed prior to the ALC acquisition, but subject to a limited guarantee by ALC.
GE Capital Term Loan and GE Capital Credit Facility due 2009
The GE Capital Term Loan and the GE Capital Credit Facility were entered into by ALC in December 2003. The GE Capital Term Loan and Credit Facility were to mature in 2009 and were secured by a collective pool of 30 of ALC’s assisted living facilities. ALC had no borrowings on its GE Capital Credit Facility in 2005. On August 4, 2005, EHSI terminated and repaid in full the US$34.0 million under ALC’s GE Capital Term Loan and Credit Facility as previously discussed.
DMG Mortgage Notes Payable due 2008
DMG Mortgage notes payable include three fixed-rate notes that are secured by 13 ALC assisted living facilities located in Texas, Oregon and New Jersey. These notes collectively require monthly principal and interest payments of US$230,000, with balloon payments of US$11.8 million, US$5.3 million and US$7.2 million due at maturity in May, August and September 2008, respectively. These loans bear interest at fixed rates ranging from 7.6% to 8.7%.
Revenue Bonds
Variable rate Revenue Bonds include three variable rate revenue bonds secured by 15 of ALC’s assisted living facilities located in the States of Washington, Idaho and Ohio. ALC has a series of Reimbursement Agreements with U.S. Bank for letters of credit that support certain of ALC’s variable rate Revenue Bonds. The letters of credit expire in January 2006 and have an annual commitment fee of approximately 2.0%. The total amount of these letters of credit was approximately US$22.4 million as of September 30, 2005.
For the Revenue Bonds at September 30, 2005: the Washington bonds had an interest rate of 2.625% and were secured by a US$6.8 million letter of credit and buildings, land, furniture and fixtures of the five Washington assisted living facilities; the Idaho bonds had an interest rate of 2.625% and were secured by a US$5.9 million letter of credit and buildings, land, furniture and fixtures of four Idaho assisted living facilities; and the Ohio bonds had an interest rate of 2.632% and were secured by a US$9.8 million letter of credit and buildings, land, furniture and fixtures of six Ohio assisted living facilities.

Extendicare Inc. September 2005	35

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
Under debt agreements relating to the Revenue Bonds, ALC is required to comply with the terms of certain regulatory agreements, which provide among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. Non-compliance with these restrictions may result in an event of default and cause acceleration of the scheduled repayment, fines and other financial costs.
ALC’s Reimbursement Agreements with U.S. Bank contain financial covenants, which include the following: (1) minimum net worth; (2) minimum debt service coverage; (3) minimum liquidity; and (4) minimum earnings of ALC. Failure to comply with these covenants could constitute an event of default, which would allow U.S. Bank to declare any amounts outstanding under the loan documents to be due and payable. The agreements also require ALC to deposit US$0.5 million in cash as collateral with U.S. Bank in the event certain regulatory actions are commenced with respect to the properties securing ALC’s obligations to U.S. Bank. U.S. Bank is required to release such deposits upon satisfactory resolution of the regulatory action. ALC is in compliance with the U.S. Bank financial covenants at September 30, 2005.
EHSI has provided notice to the trustees of the Washington, Idaho and Ohio Revenue Bonds to prepay the Revenue Bonds in full in December 2005. Cash required for the prepayment is estimated at $24.6 million (US$21.2 million) and will result in a loss of approximately $0.5 million (US$0.4 million).
Oregon Trust Deed Notes
The Oregon Trust Deed Notes are secured by buildings, land, and furniture and fixtures of six ALC assisted living facilities in Oregon. The notes are payable in monthly instalments including interest at effective rates ranging from 7.4% to 9.0%. Under debt agreements relating to the Oregon Trust Deed Notes, ALC is required to comply with the terms of certain regulatory agreements, which provide among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which the Company must also comply. Non-compliance with these restrictions may result in an event of default and cause acceleration of the scheduled repayment, fines and other financial costs. ALC is also required to maintain a capital replacement escrow account to cover future expected capital expenditure requirements for the leased properties. This escrow account had a balance of $0.3 million (US$0.2 million) as of September 30, 2005, which is included in other assets.
HUD Insured Mortgages due 2036
The Housing and Urban Development (HUD) insured mortgages include three separate loan agreements entered into in 2001. The mortgages are each secured by a separate ALC assisted living facility located in Texas. These loans mature between July 1, 2036 and August 1, 2036, and collectively require monthly principal and interest payments. The loans bear interest at fixed rates ranging from 7.40% to 7.55%.
Capital Lease Obligations
In March 2005 ALC amended its lease agreements with Assisted Living Facilities, Inc. (ALF), an unrelated party, relating to five of its assisted living facilities located in Oregon, which provided ALC with an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring that the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of US$12.8 million was recorded, which represented the estimated market value of the properties as of the lease amendment date, and also approximated the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009, with closing on or about December 31, 2009.
During the first quarter of 2005, ECI amended its 2001 agreement with BCP Long-Term Care Facilities Inc. covering financing for eight of ECI’s new Ontario nursing homes under 25-year capital lease arrangements. The amendment altered the $5.0 million security for a debt service reserve to be entered into after construction and for the duration of the term of the leases, from a letter of credit to a charge on an Ontario nursing home owned and operated by the Company.
Mortgage Notes Payable and Industrial Development Revenue Bond
In January 2005 EHSI prepaid in full a US$9.5 million variable rate Industrial Development Revenue Bond, due 2014, which resulted in a charge to income of US$0.1 million to write off deferred financing costs. Also, in February 2005 EHSI prepaid in full a mortgage totalling US$5.3 million, which resulted in a charge to income of US$0.2 million to write off deferred financing costs.

Extendicare Inc. September 2005	36

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
Letters of Credit
As of September 30, 2005, the Company had issued letters of credit totalling US$44.2 million through EHSI and ALC. EHSI had issued US$2.2 million in letters of credit (of which US$0.8 million pertained to ALC) as security for landlords of leased properties. These letters of credit are renewed annually and have maturity dates ranging from August 2005 to May 2006. EHSI also had issued US$19.6 million in letters of credit (of which US$3.6 million pertained to ALC) to outside third-party insurers and the Ohio Bureau of Workers’ Compensation as security for workers’ compensation claims. These letters of credit are renewed annually and have maturity dates ranging from December 2005 to January 2006. In addition, ALC had US$22.4 million of letters of credit outstanding at September 30, 2005, to support certain of its variable rate Revenue Bonds. These letters of credit expire in January 2006, and have an annual commitment fee of approximately 2.0%.
As of September 30, 2005, the Company had issued letters of credit of $39.8 million against its Canadian bank line, primarily to secure pension obligations.
Other
In the second quarter of 2005, the Company amended its Canadian bank line of credit to increase availability to $50.0 million from $40.0 million. There were no borrowings under the Canadian line of credit at September 30, 2005. The Company had $10.2 million available under its Canadian line of credit at September 30, 2005, after reduction for outstanding letters of credit of $39.8 million.
Principal payments on long-term debt due within the next five fiscal years, exclusive of obligations under capital leases, after giving effect to renewal privileges, are as follows:

Year	(thousands of dollars)

2005	26,733
2006	17,592
2007	11,429
2008	51,518
2009	5,733

10. Share Capital
During the nine months ended September 30, 2005, the Company purchased for cancellation: 640,300 Subordinate Voting Shares at a cost of $11.1 million and 23,800 Multiple Voting Shares at a cost of $0.4 million, under the terms of a normal course issuer bid; and 8,000 Class I Preferred Shares, Series 2 at a cost of $0.2 million pursuant to a purchase obligation. During the first nine months of 2005, 723,650 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $2.5 million, which after adjusting for tax credits and contributed surplus, increased capital stock by $2.9 million. As a result of these transactions, the carrying value of capital stock decreased by $0.3 million and retained earnings was charged with $8.5 million attributable to the cost of purchases in excess of their carrying value.
For the nine months ended September 30, 2004, the Company purchased for cancellation: 15,400 Class I Preferred Shares, Series 2 at a cost of $0.4 million pursuant to a purchase obligation; and under the terms of a normal course issuer bid, 234,200 Subordinate Voting Shares and 1,000 Multiple Voting Shares at a cost of $3.2 million. In addition, during the nine months, 523,475 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $2.7 million, after adjusting for tax credits. As a result of these transactions, the carrying value of capital stock increased by $1.2 million and retained earnings was charged with $2.1 million attributable to the cost of purchases in excess of their carrying value.
For awards under the Stock Option Plan that include tandem share appreciation rights (SARs), the Company accrues compensation expense on a graded vesting basis in the amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During the nine-month periods ended September 30, 2005 and 2004, the Company accrued $1.8 million and $0.1 million, respectively, of compensation expense associated with tandem SARs granted.
The Company elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under the Stock Option Plan beginning January 1, 2003. For awards granted under the Stock Option Plan prior to January 1, 2003, the Company applies the settlement method, in that no compensation expense is recorded, and when the options are exercised, share capital is increased in the amount of the proceeds received. For stock options granted subsequent to December 31, 2002, which did not include tandem SARs, the Company recorded compensation for the nine-month periods ended September 30, 2005 and 2004 of $115,000 and $144,000, respectively.

Extendicare Inc. September 2005	37

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
Contributed surplus increased during the first nine months of 2005 by $35,000 to $353,000 (September 30, 2004 – $129,000 to $273,000), after $80,000 (September 30, 2004 – $15,000) of adjustments for a portion of the stock options that were exercised.
During the first nine months of 2005, the Board granted the following pursuant to the Stock Option Plan: on February 22, 501,000 tandem SARs at an exercise price of $18.00; on March 16, 10,000 tandem SARs at an exercise price of $18.40; on May 5, 10,000 tandem SARs at an exercise price of $17.20; and on September 6, 10,000 tandem SARs at an exercise price of $19.10. The exercise prices were based on the closing price of the Subordinate Voting Shares on the TSX on the trading day prior to the grant. The options vest at a rate of 25% on the anniversary date of grant over a four-year period, and expire on February 22, 2015, March 16, 2015, May 5, 2015 and September 6, 2015, respectively.
As at September 30, 2005, 3,084,225 Subordinate Voting Shares have been reserved under the Stock Option Plan of which a total of 1,877,000 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $3.45 to $19.10 per share, and expire between February 21, 2006 and September 6, 2015. During the nine months ended September 30, 2005, 46,000 options expired and/or were cancelled.
Had stock options granted under the Stock Option Plan prior to January 1, 2003, been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated in the following table.

	Three months ended		Nine months ended
(thousands of dollars except per share amounts)	September 30		September 30
	2005	2004	2005	2004

Net earnings for the period	28,976	19,612	72,382	66,293
Compensation expense related to fair value of stock options, after taxes of nil	(20)	(72)	(103)	(257)

Pro forma net earnings for the period	28,956	19,540	72,279	66,036

Earnings per Subordinate Voting Share, reported and pro forma
Basic	0.43	0.29	1.06	0.96
Diluted	0.42	0.28	1.05	0.94

Earnings per Multiple Voting Share, reported and pro forma
Basic	0.40	0.29	0.98	0.96
Diluted	0.39	0.28	0.97	0.94

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model.
11. Earnings per Share
The calculation of earnings per share is based on net earnings reduced by dividends on preferred shares, and reflects the quarterly preferential dividend of $0.025 per share paid to holders of Subordinate Voting Shares. Net earnings remaining after these items is allocated equally to the Subordinate Voting Shares and Multiple Voting Shares. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share.

Extendicare Inc. September 2005	38

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

	Three months ended		Nine months ended
(thousands of dollars unless otherwise noted)	September 30		September 30
	2005	2004	2005	2004

Numerator for Basic and Diluted Earnings per Share

Net earnings
Net earnings for the period	28,976	19,612	72,382	66,293
Dividends on preferred shares	(169)	(156)	(507)	(495)

Net earnings after preferred share dividends	28,807	19,456	71,875	65,798
Subordinate Voting preferential dividend	(1,419)	—	(4,267)	—

Total for basic earnings per share	27,388	19,456	67,608	65,798
Dilutive Subordinate Voting preferential dividend	(22)	—	(66)	—

Total for diluted earnings per share	27,366	19,456	67,542	65,798

Earnings from continuing operations
Total of net earnings for basic earnings per share	27,388	19,456	67,608	65,798
Add back: Loss from discontinued operations, net of tax	928	1,429	6,598	1,860

Total from continuing operations for basic earnings per share	28,316	20,885	74,206	67,658
Dilutive Subordinate Voting preferential dividend	(22)	—	(66)	—

Total from continuing operations for diluted earnings per share	28,294	20,885	74,140	67,658

Denominator for Basic and Diluted Earnings per Share (thousands)
Weighted average number of:
Subordinate Voting Shares	56,778	56,843	56,890	56,796
Multiple Voting Shares	11,857	11,912	11,880	11,912

Total for basic earnings per share	68,635	68,755	68,770	68,708
Dilutive Subordinate Voting Share stock options (1)	880	1,321	880	1,391

Total for diluted earnings per share	69,515	70,076	69,650	70,099

Net Earnings per:
Subordinate Voting Share (dollars) (2)
Basic	0.43	0.29	1.06	0.96
Diluted	0.42	0.28	1.05	0.94
Multiple Voting Share (dollars)
Basic	0.40	0.29	0.98	0.96
Diluted	0.39	0.28	0.97	0.94

Earnings from Continuing Operations per:
Subordinate Voting Share (dollars) (2)
Basic	0.44	0.31	1.16	0.99
Diluted	0.44	0.30	1.14	0.97
Multiple Voting Share (dollars)
Basic	0.41	0.31	1.08	0.99
Diluted	0.41	0.30	1.06	0.97

(1)	There were no stock options excluded from this calculation for the nine months ended September 30, 2005 and 2004.

(2)	After giving effect to the Subordinate Voting Share preferential dividend of $0.075 per share for the first nine months of 2005, and nil in 2004.
12. Other Commitments
With the acquisition of ALC on January 31, 2005, there was a significant increase in the lease commitments of the Company.
ALC has five leased properties with ALF in the State of Oregon and five leased properties with LTC in the State of Washington. ALF obtained funding for its leased properties through the sale of Revenue Bonds issued by the State of Oregon, Housing and Community Services Department (OHCS), and LTC obtained funding through the Washington State Housing Finance Commission (WSHFC) for the LTC leases. Pursuant to the Lease Approval Agreements with OHCS and WSHFC and the lessor, the agreements obligate ALC to comply with the terms and conditions of the underlying trust deed

Extendicare Inc. September 2005	39

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
relating to the leased properties and to comply with the terms of certain regulatory agreements that provide, among other things, that in order to preserve the federal income tax exempt status of the bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. Non-compliance with these restrictions may result in an event of default to the lessor and termination of the lease for EHSI. ALC is also required to maintain a capital replacement escrow account for the ALF leases to cover expected capital expenditure requirements for the leased properties. This escrow account had a balance of $0.1 million (US$0.1 million) as of September 30, 2005, which is included in other assets.
At September 30, 2005, the Company was committed under non-cancellable leases requiring future minimum rentals as follows:

	Capital	Operating
(thousands of dollars)	Leases	Leases	Total

2005	3,566	6,653	10,219
2006	14,295	23,414	37,709
2007	14,329	20,792	35,121
2008	14,364	20,851	35,215
2009	26,389	20,574	46,963
Thereafter	225,466	96,937	322,403

Total minimum payments	298,409	189,221	487,630

Less amount representing interest	149,805

Obligations under capital leases	148,604

13. Contingent Liabilities
The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.
The U.S. Department of Justice and other federal agencies are increasing resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts. U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. EHSI has had previous investigations by these Medicaid Fraud Control Units but at this time is not aware of any potential costs related to investigations.
In 2004 as a result of citations for survey deficiencies in the Lakeside nursing home, EHSI agreed with the State of Wisconsin to transfer the operations for three years effective August 1, 2004, to Lakeside Health. In March 2005, EHSI reached a settlement with the State for all outstanding issues including fines and penalties. The settlement was within amounts accrued at December 31, 2004. Under the terms of the agreement with Lakeside Health, EHSI is responsible for funding operating losses of the Lakeside nursing home during the term of the agreement subject to a maximum of US$3.0 million, or if Lakeside Health incurs operating losses for any consecutive three-month period in excess of US$1.0 million, EHSI may terminate the agreement. Losses by Lakeside Health have exceeded US$3.0 million. In the third quarter of 2005, EHSI and Benedictine notified the State of Wisconsin of their joint decision to terminate the lease agreement, to relocate all residents and close the nursing facility in Chippewa Falls, Wisconsin. In addition, EHSI initiated actions to sell the property. Until the residents are relocated and the property is sold, EHSI is responsible for the ongoing cash flow deficiencies of Lakeside Health and will incur a termination fee of about $0.3 million (US$0.2 million).
In connection with its agreement to provide pharmacy services to EHSI, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement.
Also, EHSI and Omnicare continue to negotiate the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration. The financial statements include provisions for settlement of this claim.

Extendicare Inc. September 2005	40

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
14. Employee Future Benefits
The future benefit expense of the Company’s defined benefit pension plans for each of the three months ended September 30, 2005 and 2004, was $1.2 million and $0.8 million, respectively and for each of the nine months ended September 30, 2005 and 2004, the future benefit expense was $2.5 million and $2.4 million, respectively.
15. Related Party Transaction
Up until the end of June 2004, Extendicare paid rent to Crown Life for the rental of certain office premises, which for the first six months of 2004 was $0.7 million.
16. Segmented Information

	Three months ended		Nine months ended
(millions of dollars)	September 30		September 30
	2005	2004	2005	2004

Revenue
United States	357.6	311.5	1,099.0	914.7
Canada	130.2	125.9	382.3	373.7

	487.8	437.4	1,481.3	1,288.4

EBITDA (1)
United States	54.5	51.6	172.3	140.1
Canada	13.0	12.7	35.4	33.8

	67.5	64.3	207.7	173.9

Health Care Earnings from Continuing Operations
United States	24.2	16.0	65.0	40.3
Canada	4.9	3.9	10.9	23.7

	29.1	19.9	75.9	64.0

Health Care Net Earnings
United States	23.3	14.6	58.4	38.4
Canada	4.9	3.9	10.9	23.7

	28.2	18.5	69.3	62.2	(2)

	Sept. 30	Dec. 31
(millions of dollars)	2005	2004

Goodwill
United States (3)	88.4	87.3
Canada	—	0.1

	88.4	87.4

Health Care Assets
United States	1,269.6	921.6
Canada	351.4	436.2

	1,621.0	1,357.8
Equity accounted investments	71.7	68.5

Total consolidated assets	1,692.7	1,426.3

(1)	EBITDA refers to earnings from continuing operations before interest, taxes, depreciation, amortization, valuation adjustment on interest rate caps, and loss (gain) from asset disposals, impairment and other items.

(2)	Does not add due to rounding.

(3)	$4.2 million of the change in goodwill in the United States is due to acquisitions, partially offset by $3.1 million due to foreign currency translation of U.S. operations. The decrease in Canadian operations was due to a write-down.

Extendicare Inc. September 2005	41

Facility Location and Resident Capacity
			Assisted Living and
at September 30, 2005	Nursing Homes		Retirement Homes		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
By State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Ohio	29	3,020	20	809	—	—	49	3,829
Pennsylvania	25	2,895	17	648	—	—	42	3,543
Indiana	19	1,891	22	905	—	—	41	2,796
Wisconsin	24	2,024	12	631	—	—	36	2,655
Washington	15	1,580	24	1,013	—	—	39	2,593
Texas	—	—	42	1,708	—	—	42	1,708
Kentucky	19	1,633	1	55	—	—	20	1,688
Minnesota (note)	10	1,290	1	58	—	—	11	1,348
Oregon	3	210	20	703	—	—	23	913
Idaho	2	194	9	344	—	—	11	538
Arizona	—	—	9	400	—	—	9	400
South Carolina	—	—	9	351	—	—	9	351
Nebraska	—	—	9	324	—	—	9	324
New Jersey	—	—	8	312	—	—	8	312
Iowa	—	—	6	224	—	—	6	224
Louisiana	—	—	4	173	—	—	4	173
Delaware	1	120	—	—	—	—	1	120
West Virginia	1	120	—	—	—	—	1	120
Michigan	—	—	3	117	—	—	3	117

Total United States	148	14,977	216	8,775	—	—	364	23,752

Canada
Ontario	52	7,761	1	493	1	120	54	8,374
Alberta	14	1,183	—	—	—	—	14	1,183
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762

Total Canada	76	10,360	1	493	1	120	78	10,973

TOTAL	224	25,337	217	9,268	1	120	442	34,725

By Type of Ownership
United States
Owned	132	13,145	155	6,453	—	—	287	19,598
Leased	9	1,019	56	2,167	—	—	65	3,186
Managed	7	813	5	155	—	—	12	968

Total United States	148	14,977	216	8,775	—	—	364	23,752

Canada
Owned	45	6,079	—	—	—	—	45	6,079
Leased	9	1,155	—	76	—	—	9	1,231
Managed	22	3,126	1	417	1	120	24	3,663

Total Canada	76	10,360	1	493	1	120	78	10,973

TOTAL	224	25,337	217	9,268	1	120	442	34,725

Note:	Includes three Minnesota nursing facilities (343 beds) designated as assets held for sale.

Extendicare Inc. September 2005	42

Investor Information

Stock Exchange Listings Toronto Stock Exchange New York Stock Exchange (Subordinate Voting Shares only)	Transfer Agents Computershare Investor Services, Inc. Tel: (800) 564-6253 Fax: (866) 249-7775 email: service@computershare.com www.computershare.com

Shareholder Inquiries Jillian Fountain, Corporate Secretary Tel: (905) 470-5534 Fax: (905) 470-4003 email: jfountain@extendicare.com	Investor Relations Christopher Barnes, Manager, Investor Relations Tel: (905) 470-5483 Fax: (905) 470-4003 email: cbarnes@extendicare.com

Corporate Information
Extendicare Inc.’s 2004 Annual Report is available for viewing or printing on the
Company’s website, in addition to news releases, quarterly reports and other filings with the securities commissions. Printed copies are available upon request to the Corporate
Secretary.

Visit Extendicare’s website @ www.extendicare.com